SEC# 8-00129

15026471

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U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~129~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman, Sachs & Co.

OFFICIAL USE ONLY
13-5108880
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Street
(No. and Street)

New York	New York	10282
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Favia — (212) 902-1710
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 10 2015
14 REGISTRATIONS BRANCH

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (7-00)

SEC MAIL PROCESSING
RECEIVED
MAR 10 2015
WASH, D.C.
201
SECTION

GOLDMAN, SACHS & CO. AND SUBSIDIARIES

Consolidated Statement of Financial Condition
as of December 31, 2014

Consolidated Statement of Financial Condition

INDEX

pwc

Report of Independent Registered Public Accounting Firm

To the Partners of Goldman, Sachs & Co.:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Goldman, Sachs & Co. and its subsidiaries ("the Firm") at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The consolidated statement of financial condition is the responsibility of the Firm's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit of this consolidated statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

The Supplemental Financial Information Pursuant to Regulation 1.10 is supplemental information required by Regulation 1.10 under the Commodity Exchange Act. The supplemental information is the responsibility of the Firm's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Firm's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Regulation 1.10 under the Commodity Exchange Act. In our opinion, the Supplemental Financial Information Pursuant to Regulation 1.10 is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 23, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

GOLDMAN, SACHS & CO. AND SUBSIDIARIES

Consolidated Statement of Financial Condition

$ in millions	As of December 2014
Assets	
Cash and cash equivalents	$ 5,191
Cash and securities segregated for regulatory and other purposes (includes $33,378 at fair value)	33,775
Collateralized agreements:	
Securities purchased under agreements to resell, at fair value	80,033
Securities borrowed (includes $82,144 at fair value)	208,941
Receivables:	
Brokers, dealers and clearing organizations	11,922
Customers and counterparties (includes $268 at fair value)	24,726
Financial instruments owned, at fair value (includes $41,755 pledged as collateral)	109,555
Other assets	2,933
Total assets	**$477,076**
Liabilities and partners' capital	
Collateralized financings:	
Securities sold under agreements to repurchase, at fair value	$105,551
Securities loaned (includes $38,815 at fair value)	81,510
Other secured financings (includes $12,876 at fair value)	45,566
Payables:	
Brokers, dealers and clearing organizations	3,536
Customers and counterparties	149,046
Financial instruments sold, but not yet purchased, at fair value	44,151
Unsecured short-term borrowings (includes $218 at fair value)	8,236
Unsecured long-term borrowings	31
Other liabilities and accrued expenses	9,572
Subordinated borrowings	18,500
Total liabilities	465,699
Commitments, contingencies and guarantees	
Partners' capital	
Partners' capital	11,378
Accumulated other comprehensive income	(1)
Total partners' capital	11,377
Total liabilities and partners' capital	**$477,076**

The accompanying notes are an integral part of this consolidated statement of financial condition.

Notes to Consolidated Statement of Financial Condition

Note 1.

Description of Business

Goldman, Sachs & Co. (GS&Co.), a limited partnership registered as a U.S. broker-dealer and futures commission merchant, together with its consolidated subsidiaries (collectively, the firm), is an indirectly wholly owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation. The firm is a leading global investment banking, securities and investment management firm that provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals.

The firm reports its activities in the following four business activities:

Investment Banking

The firm provides a broad range of investment banking services to a diverse group of corporations, financial institutions, investment funds and governments. Services include strategic advisory assignments with respect to mergers and acquisitions, divestitures, corporate defense activities, restructurings, spin-offs and risk management, and debt and equity underwriting of public offerings and private placements, including local and cross-border transactions, as well as derivative transactions directly related to these activities.

Institutional Client Services

The firm facilitates client transactions and makes markets in fixed income, equity, currency and commodity products, primarily with institutional clients such as corporations, financial institutions, investment funds and governments. The firm also makes markets in and clears client transactions on major stock, options and futures exchanges worldwide and provides financing, securities lending and other prime brokerage services to institutional clients.

Investing & Lending

The firm's investing and lending activities, which are typically longer-term, include investing directly in various asset classes, primarily debt securities and loans, and public and private equity securities.

Investment Management

The firm provides investment management services and offers investment products (primarily through separately managed accounts and commingled vehicles, such as mutual funds and private investment funds) across all major asset classes to a diverse set of institutional and individual clients. The firm also offers wealth advisory services, including portfolio management and financial counseling, and brokerage and other transaction services to high-net-worth individuals and families.

Note 2.

Basis of Presentation

This consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and includes the accounts of GS&Co. and all other entities in which the firm has a controlling financial interest. Intercompany transactions and balances have been eliminated.

All references to 2014 refer to the date December 31, 2014. Any reference to a future year refers to a year ending on December 31 of that year.

Note 3.
Significant Accounting Policies

The firm's significant accounting policies include when and how to measure the fair value of assets and liabilities and when to consolidate an entity. See Notes 5 through 8 for policies on fair value measurements and below and Note 11 for policies on consolidation accounting. All other significant accounting policies are either discussed below or included in the following footnotes:

Consolidation

The firm consolidates entities in which the firm has a controlling financial interest. The firm determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity (VIE).

Voting Interest Entities. Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable the entity to finance its activities independently and (ii) the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. If the firm has a majority voting interest in a voting interest entity, the entity is consolidated.

Variable Interest Entities. A VIE is an entity that lacks one or more of the characteristics of a voting interest entity. The firm has a controlling financial interest in a VIE when the firm has a variable interest or interests that provide it with (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. See Note 11 for further information about VIEs.

Equity-Method Investments. When the firm does not have a controlling financial interest in an entity but can exert significant influence over the entity's operating and financial policies, the investment is accounted for either (i) under the equity method of accounting or (ii) at fair value by electing the fair value option available under U.S. GAAP. Significant influence generally exists when the firm owns 20% to 50% of common stock or in-substance common stock.

In general, the firm accounts for investments acquired after the fair value option became available, at fair value. In certain cases, the firm applies the equity method of accounting to new investments that are strategic in nature or closely related to the firm's principal business activities, when the firm has a significant degree of involvement in the cash flows or operations of the investee or when cost-benefit considerations are less significant.

Use of Estimates

Preparation of this consolidated statement of financial condition requires management to make certain estimates and assumptions, the most important of which relate to fair value measurements, the provisions for losses that may arise from litigation, regulatory proceedings and tax audits. These estimates and assumptions are based on the best available information but actual results could be materially different.

Financial Assets and Financial Liabilities at Fair Value. Financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value are recorded at fair value either under the fair value option or in accordance with other U.S. GAAP. In addition, the firm has elected to account for certain of its other financial assets and financial liabilities at fair value by electing the fair value option. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. See Notes 5 through 8 for further information about fair value measurements.

Investment Banking. Fees from financial advisory assignments and underwriting revenues are recognized in earnings when the services related to the underlying transaction are completed under the terms of the assignment. Expenses associated with such transactions are deferred until the related revenue is recognized or the assignment is otherwise concluded. Expenses associated with financial advisory assignments are recorded as non-compensation expenses, net of client reimbursements. Underwriting revenues are presented net of related expenses.

Investment Management. The firm provides investment management services and offers investment management products across all major asset classes to a diverse set of institutional and individual clients. Assets under management and other client assets typically generate fees as a percentage of net asset value, invested capital or commitments. All fees are recognized over the period that the related service is provided.

Commissions and Fees. The firm earns commissions and fees from executing and clearing client transactions on stock, options and futures markets, as well as over-the-counter (OTC) transactions. Commissions and fees are recognized on the day the trade is executed.

Transfers of Assets

Transfers of assets are accounted for as sales when the firm has relinquished control over the assets transferred. For transfers of assets accounted for as sales, any related gains or losses are recognized in net revenues. Assets or liabilities that arise from the firm's continuing involvement with transferred assets are measured at fair value. For transfers of assets that are not accounted for as sales, the assets remain in "Financial instruments owned, at fair value" and the transfer is accounted for as a collateralized financing, with the related interest expense recognized over the life of the transaction.

Cash and Cash Equivalents

The firm defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business.

Receivables from Customers and Counterparties

Receivables from customers and counterparties generally relate to collateralized transactions. Such receivables are primarily comprised of customer margin loans, certain transfers of assets accounted for as secured loans rather than purchases at fair value and collateral posted in connection with certain derivative transactions. Certain of the firm's receivables from customers and counterparties are accounted for at fair value under the fair value option. See Note 8 for further information about receivables from customers and counterparties accounted for at fair value under the fair value option.

Receivables from customers and counterparties not accounted for at fair value are accounted for at amortized cost net of estimated uncollectible amounts, which generally approximates fair value. While these items are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6 through 8. Had these items been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2014. Interest on receivables from customers and counterparties is recognized over the life of the transaction.

Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations are accounted for at cost plus accrued interest, which generally approximates fair value. While these receivables and payables are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6 through 8. Had these receivables and payables been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2014.

Payables to Customers and Counterparties

Payables to customers and counterparties primarily consist of customer credit balances related to the firm's prime brokerage activities. Payables to customers and counterparties are accounted for at cost plus accrued interest, which generally approximates fair value. While these payables are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6 through 8. Had these payables been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2014. Interest on payables to customers and counterparties is recognized over the life of the transaction and included in "Interest expense."

Offsetting Assets and Liabilities

To reduce credit exposures on derivatives and securities financing transactions, the firm may enter into master netting agreements or similar arrangements (collectively, netting agreements) with counterparties that permit it to offset receivables and payables with such counterparties. A netting agreement is a contract with a counterparty that permits net settlement of multiple transactions with that counterparty, including upon the exercise of termination rights by a non-defaulting party. Upon exercise of such termination rights, all transactions governed by the netting agreement are terminated and a net settlement amount is calculated. In addition, the firm receives and posts cash and securities collateral with respect to its derivatives and securities financing transactions, subject to the terms of the related credit support agreements or similar arrangements (collectively, credit support agreements). An enforceable credit support agreement grants the non-defaulting party exercising termination rights the right to liquidate the collateral and apply the proceeds to any amounts owed. In order to assess enforceability of the firm's right of setoff under netting and credit support agreements, the firm evaluates various factors including applicable bankruptcy laws, local statutes and regulatory provisions in the jurisdiction of the parties to the agreement.

Derivatives are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) in the consolidated statement of financial condition when a legal right of setoff exists under an enforceable netting agreement. Resale and repurchase agreements and securities borrowed and loaned transactions with the same term and currency are presented on a net-by-counterparty basis in the consolidated statement of financial condition when such transactions meet certain settlement criteria and are subject to netting agreements.

In the consolidated statement of financial condition, derivatives are reported net of cash collateral received and posted under enforceable credit support agreements, when transacted under an enforceable netting agreement. In the consolidated statement of financial condition, resale and repurchase agreements, and securities borrowed and loaned, are not reported net of the related cash and securities received or posted as collateral. See Note 9 for further information about collateral received and pledged, including rights to deliver or repledge collateral. See Notes 7 and 9 for further information about offsetting.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the consolidated statement of financial condition and revenues and expenses are translated at average rates of exchange for the period. Foreign currency remeasurement gains or losses on transactions in nonfunctional currencies are recognized in earnings. Gains or losses on translation of the financial statements of a non-U.S. operation, when the functional currency is other than the U.S. dollar, are included, net of hedges and taxes, in comprehensive income.

Recent Accounting Developments

Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. In April 2014, the FASB issued ASU No. 2014-08, "Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360) — Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity." ASU No. 2014-08 limits discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity's operations and financial results. The ASU requires expanded disclosures for discontinued operations and disposals of individually significant components of an entity that do not qualify for discontinued operations reporting. The ASU is effective for disposals and components classified as held for sale that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted. The firm early adopted ASU No. 2014-08 in 2014 and adoption did not materially affect the firm's financial condition.

Revenue from Contracts with Customers (ASC 606). In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services. The ASU also provides guidance on accounting for certain contract costs, and requires new disclosures. ASU No. 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The firm is still evaluating the effect of the ASU on its financial condition.

Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures (ASC 860). In June 2014, the FASB issued ASU No. 2014-11, "Transfers and Servicing (Topic 860) — Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures." ASU No. 2014-11 changes the accounting for repurchase-and resale-to-maturity agreements by requiring that such agreements be recognized as financing arrangements, and requires that a transfer of a financial asset and a repurchase agreement entered into contemporaneously be accounted for separately. ASU No. 2014-11 also requires additional disclosures about certain transferred financial assets accounted for as sales and certain securities financing transactions. The accounting changes and additional disclosures about certain transferred financial assets accounted for as sales are effective for the first interim and annual reporting periods beginning after December 15, 2014. The additional disclosures for securities financing transactions are required for annual reporting periods beginning after December 15, 2014 and for interim reporting periods beginning after March 15, 2015. Adoption of the accounting changes in ASU No. 2014-11 on January 1, 2015 did not materially affect the firm's financial condition.

Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity (ASU 810). In August 2014, the FASB issued ASU No. 2014-13, "Consolidation (Topic 810) — Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity (CFE)." ASU No. 2014-13 provides an alternative to reflect changes in the fair value of the financial assets and the financial liabilities of the CFE by measuring either the fair value of the assets or liabilities, whichever is more observable. ASU No. 2014-13 provides new disclosure requirements for those electing this approach, and is effective for interim and annual periods beginning after December 15, 2015. Early adoption is permitted. Adoption of ASU No. 2014-13 will not materially affect the firm's financial condition.

Amendments to the Consolidation Analysis (ASC 810). In February 2015, the FASB issued ASU No. 2015-02, "Consolidation (Topic 810) — Amendments to the Consolidation Analysis." ASU No. 2015-02 eliminates the deferral of the requirements of ASU No. 2009-17, "Consolidations (Topic 810) — Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" for certain interests in investment funds and provides a scope exception from Topic 810 for certain investments in money market funds. The ASU also makes several modifications to the consolidation guidance for VIEs and general partners' investments in limited partnerships, as well as modifications to the evaluation of whether limited partnerships are VIEs or voting interest entities. ASU No. 2015-02 is effective for interim and annual reporting periods beginning after December 15, 2015. Early adoption is permitted. Adoption of ASU No. 2015-02 is not expected to materially affect the firm's financial condition.

Note 4.
Financial Instruments Owned, at Fair Value and Financial Instruments Sold, But Not Yet Purchased, at Fair Value

Financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value are accounted for at fair value either under the fair value option or in accordance with other U.S. GAAP. See Note 8 for further information about other financial assets and financial liabilities accounted for at fair value primarily under the fair value option. The table below presents the firm's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value.

	As of December 2014	
$ in millions	Financial Instruments Owned	Financial Instruments Sold, But Not Yet Purchased
Commercial paper and certificates of deposit	$ 975	$ –
U.S. government and federal agency obligations	36,712	12,539
Non-U.S. government and agency obligations	2,019	692
Mortgage and other asset-backed loans and securities:		
Loans and securities backed by commercial real estate	1,623	–
Loans and securities backed by residential real estate	3,750	–
Bank loans	2	–
Corporate debt securities	10,449	3,535
State and municipal obligations	1,173	–
Other debt obligations	1,272	–
Equities and convertible debentures	40,837	15,054
Subtotal	98,812	31,820
Derivatives	10,743	12,331
Total	**$109,555**	**$44,151**

Note 5.
Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. The firm measures certain financial assets and financial liabilities as a portfolio (i.e., based on its net exposure to market and/or credit risks).

The best evidence of fair value is a quoted price in an active market. If quoted prices in active markets are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed models that primarily use market-based or independently sourced parameters as inputs including, but not limited to, interest rates, volatilities, equity or debt prices, foreign exchange rates, commodity prices, credit spreads and funding spreads (i.e., the spread, or difference, between the interest rate at which a borrower could finance a given financial instrument relative to a benchmark interest rate).

U.S. GAAP has a three-level fair value hierarchy for disclosure of fair value measurements. The fair value hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument's level in the fair value hierarchy is based on the lowest level of input that is significant to its fair value measurement.

The fair value hierarchy is as follows:

Level 1. Inputs are unadjusted quoted prices in active markets to which the firm had access at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Inputs to valuation techniques are observable, either directly or indirectly.

Level 3. One or more inputs to valuation techniques are significant and unobservable.

The fair values for substantially all of the firm's financial assets and financial liabilities are based on observable prices and inputs and are classified in levels 1 and 2 of the fair value hierarchy. Certain level 2 and level 3 financial assets and financial liabilities may require appropriate valuation adjustments that a market participant would require to arrive at fair value for factors such as counterparty and the firm's credit quality, funding risk, transfer restrictions, liquidity and bid/offer spreads. Valuation adjustments are generally based on market evidence.

See Notes 6 through 8 for further information about fair value measurements of cash instruments, derivatives and other financial assets and financial liabilities accounted for at fair value primarily under the fair value option (including information about transfers in and out of level 3), respectively.

The table below presents financial assets and financial liabilities accounted for at fair value under the fair value option or in accordance with other U.S. GAAP. In the table below, counterparty and cash collateral netting represents the impact on derivatives of netting across levels of the fair value hierarchy. Netting among positions classified in the same level is included in that level.

$ in millions	As of December 2014
Total level 1 financial assets	$ 78,364
Total level 2 financial assets	225,865
Total level 3 financial assets	4,746
Counterparty and cash collateral netting	(3,597)
Total financial assets at fair value	$305,378
Total assets [1]	$477,076
Total level 3 financial assets as a percentage of Total assets	1.0%
Total level 3 financial assets as a percentage of Total financial assets at fair value	1.6%
Total level 1 financial liabilities	$ 27,760
Total level 2 financial liabilities	175,754
Total level 3 financial liabilities	1,565
Counterparty and cash collateral netting	(3,468)
Total financial liabilities at fair value	$201,611
Total level 3 financial liabilities as a percentage of Total financial liabilities at fair value	0.8%

1. Includes approximately $474 billion that is carried at fair value or at amounts that generally approximate fair value as of December 2014.

The table below presents a summary of Total level 3 financial assets. See Notes 6 through 8 for further information about level 3 financial assets.

$ in millions	As of December 2014
Cash instruments	$4,185
Derivatives	561
Total	$4,746

Note 6.
Cash Instruments

Cash instruments include U.S. government and federal agency obligations, non-U.S. government and agency obligations, mortgage-backed loans and securities, corporate debt securities, equities and convertible debentures, and other non-derivative financial instruments owned and financial instruments sold, but not yet purchased. See below for the types of cash instruments included in each level of the fair value hierarchy and the valuation techniques and significant inputs used to determine their fair values. See Note 5 for an overview of the firm's fair value measurement policies.

Level 1 Cash Instruments

Level 1 cash instruments include U.S. government obligations and most non-U.S. government obligations, actively traded listed equities, and certain government agency obligations. These instruments are valued using quoted prices for identical unrestricted instruments in active markets.

The firm defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument. The firm defines active markets for debt instruments based on both the average daily trading volume and the number of days with trading activity.

Level 2 Cash Instruments

Level 2 cash instruments include commercial paper, certificates of deposit, most government agency obligations, certain non-U.S. government obligations, most corporate debt securities, certain mortgage-backed loans and securities, bank loans, restricted or less liquid listed equities, and most state and municipal obligations.

Valuations of level 2 cash instruments can be verified to quoted prices, recent trading activity for identical or similar instruments, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Valuation adjustments are typically made to level 2 cash instruments (i) if the cash instrument is subject to transfer restrictions and/or (ii) for other premiums and liquidity discounts that a market participant would require to arrive at fair value. Valuation adjustments are generally based on market evidence.

Level 3 Cash Instruments

Level 3 cash instruments have one or more significant valuation inputs that are not observable. Absent evidence to the contrary, level 3 cash instruments are initially valued at transaction price, which is considered to be the best initial estimate of fair value. Subsequently, the firm uses other methodologies to determine fair value, which vary based on the type of instrument. Valuation inputs and assumptions are changed when corroborated by substantive observable evidence, including values realized on sales of financial assets.

Valuation Techniques and Significant Inputs

The table below presents the valuation techniques and the nature of significant inputs. These valuation techniques and significant inputs are generally used to determine the fair values of each type of level 3 cash instrument.

Level 3 Cash Instruments	Valuation Techniques and Significant Inputs
Loans and securities backed by commercial real estate • Collateralized by a single commercial real estate property or a portfolio of properties • May include tranches of varying levels of subordination	Valuation techniques vary by instrument, but are generally based on discounted cash flow techniques. Significant inputs are generally determined based on relative value analyses and include: • Transaction prices in both the underlying collateral and instruments with the same or similar underlying collateral and the basis, or price difference, to such prices • Market yields implied by transactions of similar or related assets and/or current levels and changes in market indices such as the CMBX (an index that tracks the performance of commercial mortgage bonds) • A measure of expected future cash flows in a default scenario (recovery rates) implied by the value of the underlying collateral, which is mainly driven by current performance of the underlying collateral, capitalization rates and multiples. Recovery rates are expressed as a percentage of notional or face value of the instrument and reflect the benefit of credit enhancements on certain instruments • Timing of expected future cash flows (duration) which, in certain cases, may incorporate the impact of other unobservable inputs (e.g., prepayment speeds)
Loans and securities backed by residential real estate • Collateralized by portfolios of residential real estate • May include tranches of varying levels of subordination	Valuation techniques vary by instrument, but are generally based on discounted cash flow techniques. Significant inputs are generally determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles. Significant inputs include: • Transaction prices in both the underlying collateral and instruments with the same or similar underlying collateral • Market yields implied by transactions of similar or related assets • Cumulative loss expectations, driven by default rates, home price projections, residential property liquidation timelines and related costs • Duration, driven by underlying loan prepayment speeds and residential property liquidation timelines
Non-U.S. government and agency obligations Corporate debt securities State and municipal obligations Other debt obligations	Valuation techniques vary by instrument, but are generally based on discounted cash flow techniques. Significant inputs are generally determined based on relative value analyses, which incorporate comparisons both to prices of credit default swaps that reference the same or similar underlying instrument or entity and to other debt instruments for the same issuer for which observable prices or broker quotations are available. Significant inputs include: • Market yields implied by transactions of similar or related assets and/or current levels and trends of market indices such as CDX, LCDX (indices that track the performance of corporate and credit loans, respectively) and MCDX (an index that tracks the performance of municipal obligations) • Current performance and recovery assumptions and, where the firm uses credit default swaps to value the related cash instrument, the cost of borrowing the underlying reference obligation • Duration
Equities and convertible debentures (including private equity investments)	Recent third-party completed or pending transactions (e.g., merger proposals, tender offers, debt restructurings) are considered to be the best evidence for any change in fair value. When these are not available, the following valuation methodologies are used, as appropriate: • Industry multiples (primarily EBITDA multiples) and public comparables • Transactions in similar instruments • Discounted cash flow techniques • Third-party appraisals • Net asset value per share (NAV) The firm also considers changes in the outlook for the relevant industry and financial performance of the issuer as compared to projected performance. Significant inputs include: • Market and transaction multiples • Discount rates, long-term growth rates, earnings compound annual growth rates and capitalization rates • For equity instruments with debt-like features: market yields implied by transactions of similar or related assets, current performance and recovery assumptions, and duration

Significant Unobservable Inputs

The table below presents the ranges of significant unobservable inputs used to value the firm's level 3 cash instruments. These ranges represent the significant unobservable inputs that were used in the valuation of each type of cash instrument. Weighted averages in the table below are calculated by weighting each input by the relative fair value of the respective financial instruments. The ranges and weighted averages of these inputs are not representative of the appropriate inputs to use when calculating the fair value of any one cash instrument. For example, the highest multiple presented in the table below for private equity investments is appropriate for valuing a specific private equity investment but may not be appropriate for valuing any other private equity investment. Accordingly, the ranges of inputs presented below do not represent uncertainty in, or possible ranges of, fair value measurements of the firm's level 3 cash instruments.

Level 3 Cash Instruments	Level 3 Assets as of December 2014 *($ in millions)*	Valuation Techniques and Significant Unobservable Inputs	Range of Significant Unobservable Inputs (Weighted Average) as of December 2014
Loans and securities backed by commercial real estate • Collateralized by a single commercial real estate property or a portfolio of properties • May include tranches of varying levels of subordination	$ 802	Discounted cash flows: • Yield • Recovery rate • Duration (years) • Basis	 4.5% to 20.0% (13.1%) 25.5% to 88.0% (63.9%) 0.4 to 4.7 (2.3) (8) points to 13 points (2 points)
Loans and securities backed by residential real estate • Collateralized by portfolios of residential real estate • May include tranches of varying levels of subordination	$1,395	Discounted cash flows: • Yield • Cumulative loss rate • Duration (years)	 2.3% to 10.4% (6.8%) 0.0% to 63.0% (20.7%) 1.7 to 13.0 (4.7)
Non-U.S. government and agency obligations Corporate debt securities State and municipal obligations Other debt obligations	$1,349	Discounted cash flows: • Yield • Recovery rate • Duration (years)	 1.6% to 20.9% (9.7%) 0.0% to 71.9% (63.0%) 0.5 to 19.6 (5.4)
Equities and convertible debentures (including private equity investments)	$ 639 [1]	Comparable multiples: • Multiples Discounted cash flows: • Discount rate/yield	 2.3x to 13.5x (6.2x) 10.0% to 20.0% (12.2%)

1. The fair value of any one instrument may be determined using multiple valuation techniques. For example, market comparables and discounted cash flows may be used together to determine fair value. Therefore, the level 3 balance encompasses both of these techniques.

Increases in yield, discount rate, duration or cumulative loss rate used in the valuation of the firm's level 3 cash instruments would result in a lower fair value measurement, while increases in recovery rate, basis or multiples would result in a higher fair value measurement. Due to the distinctive nature of each of the firm's level 3 cash instruments, the interrelationship of inputs is not necessarily uniform within each product type.

Fair Value of Cash Instruments by Level

The tables below present, by level within the fair value hierarchy, cash instrument assets and liabilities, at fair value. Cash instrument assets and liabilities are included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," respectively.

	Cash Instrument Assets at Fair Value as of December 2014			
$ in millions	Level 1	Level 2	Level 3	Total
Commercial paper and certificates of deposit	$ 49	$ 926	$ –	$ 975
U.S. government and federal agency obligations	16,463	20,249	–	36,712
Non-U.S. government and agency obligations	1,538	471	10	2,019
Mortgage and other asset-backed loans and securities:				
Loans and securities backed by commercial real estate	–	821	802	1,623
Loans and securities backed by residential real estate	–	2,355	1,395	3,750
Bank loans	–	2	–	2
Corporate debt securities	73	9,414	962	10,449
State and municipal obligations	–	1,081	92	1,173
Other debt obligations	–	987	285	1,272
Equities and convertible debentures	38,780	1,418	639	40,837
Total [1]	$56,903	$37,724	$4,185	$ 98,812

	Cash Instrument Liabilities at Fair Value as of December 2014			
$ in millions	Level 1	Level 2	Level 3	Total
U.S. government and federal agency obligations	$12,536	$ 3	$ –	$12,539
Non-U.S. government and agency obligations	221	471	–	692
Corporate debt securities	–	3,487	48	3,535
Equities and convertible debentures	14,921	133	–	15,054
Total	$27,678	$ 4,094	$ 48	$31,820

1. Includes collateralized debt obligations (CDOs) backed by real estate and corporate obligations of $175 million in level 2 and $1.0 billion in level 3.

Transfers Between Levels of the Fair Value Hierarchy

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur. During 2014, transfers into level 2 from level 1 of cash instruments were $39 million, reflecting transfers or public equity securities due to decreased market activity in these instruments. Transfers into level 1 from level 2 of cash instruments were $80 million, reflecting transfers of public equity securities, primarily due to increased market activity in these instruments.

Transfers into level 3 during 2014 primarily reflected transfers of loans and securities backed by residential and commercial real estate from level 2 principally due to reduced price transparency as a result of a lack of market evidence, including fewer market transactions in these instruments.

Transfers out of level 3 during 2014 primarily reflected transfers of state and municipal obligations, other debt obligations and corporate debt securities to level 2, principally due to increased price transparency as a result of market evidence, including market transactions in these instruments.

Note 7.
Derivative Activities

Derivative Activities

Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates and other inputs, or a combination of these factors. Derivatives may be traded on an exchange (exchange-traded) or they may be privately negotiated contracts, which are usually referred to as OTC derivatives. Certain of the firm's OTC derivatives are cleared and settled through central clearing counterparties (OTC-cleared), while others are bilateral contracts between two counterparties (bilateral OTC).

Market-Making. As a market maker, the firm enters into derivative transactions to provide liquidity to clients and to facilitate the transfer and hedging of their risks. In this capacity, the firm typically acts as principal and is consequently required to commit capital to provide execution. As a market maker, it is essential to maintain an inventory of financial instruments sufficient to meet expected client and market demands.

Risk Management. The firm also enters into derivatives to actively manage risk exposures that arise from its market-making and investing and lending activities in derivative and cash instruments. The firm's holdings and exposures are hedged, in many cases, on either a portfolio or risk-specific basis, as opposed to an instrument-by instrument basis. The offsetting impact of this economic hedging is reflected in the same business segment as the related revenues.

The firm enters into various types of derivatives, including:

- **Futures and Forwards.** Contracts that commit counterparties to purchase or sell financial instruments, commodities or currencies in the future.
- **Swaps.** Contracts that require counterparties to exchange cash flows such as currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, financial instruments, commodities, currencies or indices.
- **Options.** Contracts in which the option purchaser has the right, but not the obligation, to purchase from or sell to the option writer financial instruments, commodities or currencies within a defined time period for a specified price.

Derivatives are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) when a legal right of setoff exists under an enforceable netting agreement (counterparty netting). Derivatives are accounted for at fair value, net of cash collateral received or posted under enforceable credit support agreements (cash collateral netting). Derivative assets and liabilities are included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," respectively.

The table below presents the fair value of derivatives on a net-by-counterparty basis.

	As of December 2014	
$ in millions	Derivative Assets	Derivative Liabilities
Exchange-traded	$ 3,170	$ 2,666
OTC	7,573	9,665
Total	**$10,743**	**$12,331**

The table below presents the fair value and the notional amount of derivative contracts by major product type on a gross basis. Gross fair values exclude the effects of both counterparty netting and collateral, and therefore are not representative of the firm's exposure. The table below also presents the amounts of counterparty and cash collateral netting in the consolidated statement of financial condition, as well as cash and securities collateral posted and received under enforceable credit support agreements that do not meet the criteria for netting under U.S. GAAP. Where the firm has received or posted collateral under credit support agreements, but has not yet determined such agreements are enforceable, the related collateral has not been netted in the table below. Notional amounts, which represent the sum of gross long and short derivative contracts, provide an indication of the volume of the firm's derivative activity and do not represent anticipated losses.

	As of December 2014		
$ in millions	Derivative Assets	Derivative Liabilities	Notional Amount
Derivatives			
Interest rates	$ 18,308	$ 18,180	$1,481,332
Exchange-traded	18	4	406,907
Bilateral OTC	18,290	18,176	1,074,425
Credit	2,167	2,194	136,195
OTC-cleared	4	8	454
Bilateral OTC	2,163	2,186	135,741
Currencies	14,163	14,101	1,016,171
Exchange-traded	12	4	2,336
Bilateral OTC	14,151	14,097	1,013,835
Commodities	238	410	2,262
Exchange-traded	7	6	309
Bilateral OTC	231	404	1,953
Equities	41,889	43,339	920,207
Exchange-traded	5,516	5,035	290,858
Bilateral OTC	36,373	38,304	629,349
Gross fair value/notional amount of derivatives	$ 76,765 [1]	$ 78,224 [1]	$3,556,167
Amounts that have been offset in the consolidated statement of financial condition			
Counterparty netting	(62,518)	(62,518)	
Exchange-traded	(2,383)	(2,383)	
Bilateral OTC	(60,135)	(60,135)	
Cash collateral	(3,504)	(3,375)	
Bilateral OTC	(3,504)	(3,375)	
Fair value included in financial instruments owned/financial instruments sold, but not yet purchased	$ 10,743	$ 12,331	
Amounts that have not been offset in the consolidated statement of financial condition			
Cash collateral received/posted	(200)	(182)	
Securities collateral received/posted	(1,042)	(4)	
Total	$ 9,501	$ 12,145	

1. Includes derivative assets and derivative liabilities of $5.36 billion and $8.25 billion, respectively, as of December 2014, which are not subject to an enforceable netting agreement or are subject to a netting agreement that the firm has not yet determined to be enforceable.

Valuation Techniques for Derivatives

The firm's level 2 and level 3 derivatives are valued using derivative pricing models (e.g., discounted cash flow models, correlation models, and models that incorporate option pricing methodologies, such as Monte Carlo simulations). Price transparency of derivatives can generally be characterized by product type.

- **Interest Rate.** In general, the key inputs used to value interest rate derivatives are transparent, even for most long-dated contracts. Interest rate swaps and options denominated in the currencies of leading industrialized nations are characterized by high trading volumes and tight bid/offer spreads. Interest rate derivatives that reference indices, such as an inflation index, or the shape of the yield curve (e.g., 10-year swap rate vs. 2-year swap rate) are more complex, but the key inputs are generally observable.
- **Credit.** Price transparency for credit default swaps, including both single names and baskets of credits, varies by market and underlying reference entity or obligation. Credit default swaps that reference indices, large corporates and major sovereigns generally exhibit the most price transparency. For credit default swaps with other underliers, price transparency varies based on credit rating, the cost of borrowing the underlying reference obligations, and the availability of the underlying reference obligations for delivery upon the default of the issuer. Credit default swaps that reference loans, asset-backed securities and emerging market debt instruments tend to have less price transparency than those that reference corporate bonds. In addition, more complex credit derivatives, such as those sensitive to the correlation between two or more underlying reference obligations, generally have less price transparency.
- **Currency.** Prices for currency derivatives based on the exchange rates of leading industrialized nations, including those with longer tenors, are generally transparent. The primary difference between the price transparency of developed and emerging market currency derivatives is that emerging markets tend to be observable for contracts with shorter tenors.
- **Commodity.** Commodity derivatives include transactions referenced to energy (e.g., oil and natural gas), metals (e.g., precious and base) and soft commodities (e.g., agricultural). Price transparency varies based on the underlying commodity, delivery location, tenor and product quality (e.g., diesel fuel compared to unleaded gasoline). In general, price transparency for commodity derivatives is greater for contracts with shorter tenors and contracts that are more closely aligned with major and/or benchmark commodity indices.
- **Equity.** Price transparency for equity derivatives varies by market and underlier. Options on indices and the common stock of corporates included in major equity indices exhibit the most price transparency. Equity derivatives generally have observable market prices, except for contracts with long tenors or reference prices that differ significantly from current market prices. More complex equity derivatives, such as those sensitive to the correlation between two or more individual stocks, generally have less price transparency.

Liquidity is essential to observability of all product types. If transaction volumes decline, previously transparent prices and other inputs may become unobservable. Conversely, even highly structured products may at times have trading volumes large enough to provide observability of prices and other inputs. See Note 5 for an overview of the firm's fair value measurement policies.

Level 1 Derivatives

Level 1 derivatives include short-term contracts for future delivery of securities when the underlying security is a level 1 instrument, and exchange-traded derivatives if they are actively traded and are valued at their quoted market price.

Level 2 Derivatives

Level 2 derivatives include OTC derivatives for which all significant valuation inputs are corroborated by market evidence and exchange-traded derivatives that are not actively traded and/or that are valued using models that calibrate to market-clearing levels of OTC derivatives. In evaluating the significance of a valuation input, the firm considers, among other factors, a portfolio's net risk exposure to that input.

The selection of a particular model to value a derivative depends on the contractual terms of and specific risks inherent in the instrument, as well as the availability of pricing information in the market. For derivatives that trade in liquid markets, model selection does not involve significant management judgment because outputs of models can be calibrated to market-clearing levels.

Valuation models require a variety of inputs, such as contractual terms, market prices, yield curves, discount rates (including those derived from interest rates on collateral received and posted as specified in credit support agreements for collateralized derivatives), credit curves, measures of volatility, prepayment rates, loss severity rates and correlations of such inputs. Significant inputs to the valuations of level 2 derivatives can be verified to market transactions, broker or dealer quotations or other alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Level 3 Derivatives

Level 3 derivatives are valued using models which utilize observable level 1 and/or level 2 inputs, as well as unobservable level 3 inputs.

- For the majority of the firm's interest rate and currency derivatives classified within level 3, significant unobservable inputs include correlations of certain currencies and interest rates (e.g., the correlation between Euro inflation and Euro interest rates) and specific interest rate volatilities.
- For level 3 credit derivatives, significant unobservable inputs include illiquid credit spreads and upfront credit points, which are unique to specific reference obligations and reference entities, recovery rates and certain correlations required to value credit and mortgage derivatives (e.g., the likelihood of default of the underlying reference obligation relative to one another).
- For level 3 equity derivatives, significant unobservable inputs generally include equity volatility inputs for options that are very long-dated and/or have strike prices that differ significantly from current market prices. In addition, the valuation of certain structured trades requires the use of level 3 correlation inputs, such as the correlation of the price performance of two or more individual stocks or the correlation of the price performance for a basket of stocks to another asset class such as commodities.
- For level 3 commodity derivatives, significant unobservable inputs include volatilities for options with strike prices that differ significantly from current market prices and prices or spreads for certain products for which the product quality or physical location of the commodity is not aligned with benchmark indices.

Subsequent to the initial valuation of a level 3 derivative, the firm updates the level 1 and level 2 inputs to reflect observable market changes and any resulting gains and losses are recorded in level 3. Level 3 inputs are changed when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations or other empirical market data. In circumstances where the firm cannot verify the model value by reference to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value. See below for further information about significant unobservable inputs used in the valuation of level 3 derivatives.

Valuation Adjustments

Valuation adjustments are integral to determining the fair value of derivative portfolios and are used to adjust the mid-market valuations produced by derivative pricing models to the appropriate exit price valuation. These adjustments incorporate bid/offer spreads, the cost of liquidity, credit valuation adjustments and funding valuation adjustments, which account for the credit and funding risk inherent in the uncollateralized portion of derivative portfolios. The firm also makes funding valuation adjustments to collateralized derivatives where the terms of the agreement do not permit the firm to deliver or repledge collateral received. Market-based inputs are generally used when calibrating valuation adjustments to market-clearing levels.

In addition, for derivatives that include significant unobservable inputs, the firm makes model or exit price adjustments to account for the valuation uncertainty present in the transaction.

Significant Unobservable Inputs

The table below presents the ranges of significant unobservable inputs used to value certain of the firm's level 3 derivatives as well as averages and medians of these inputs. The ranges represent the significant unobservable inputs that were used in the valuation of each type of derivative. Averages represent the arithmetic average of the inputs and are not weighted by the relative fair value or notional of the respective financial instruments. An average greater than the median indicates that the majority of inputs are below the average. The ranges, averages and medians of these inputs are not representative of the appropriate inputs to use when calculating the fair value of any one derivative. For example, the highest correlation presented in the table below for equity derivatives is appropriate for valuing a specific equity derivative but may not be appropriate for valuing any other equity derivative. Accordingly, the ranges of inputs presented below do not represent uncertainty in, or possible ranges of, fair value measurements of the firm's level 3 derivatives.

Level 3 Derivative Product Type	Net Level 3 Assets/(Liabilities) as of December 2014 (*$ in millions*)	Valuation Techniques and Significant Unobservable Inputs	Range of Significant Unobservable Inputs (Average / Median) as of December 2014
Credit	$ 93	Option pricing models, correlation models and discounted cash flows models [1]:	
		Correlation [2]	56% to 70% (63% / 64%)
		Credit spreads	15 basis points (bps) to 255 bps (74 bps / 55 bps) [3]
		Upfront credit points	14 points to 54 points (38 points / 41 points)
		Recovery rates	55% to 70% (68% / 70%)
Equities	$(1,029)	Option pricing models:	
		Correlation [2]	30% to 99% (53% / 51%)
		Volatility	13% to 90% (25% / 22%)

1. The fair value of any one instrument may be determined using multiple valuation techniques. For example, option pricing models and discounted cash flows models are typically used together to determine fair value. Therefore, the level 3 balance encompasses both of these techniques.
2. The range of unobservable inputs for correlation across derivative product types (i.e., cross-asset correlation) was (14)% to 25% (Average: 8% / Median: 15%) as of December 2014.
3. The difference between the average and the median for the credit spreads input indicates that the majority of the inputs fall in the lower end of the range.

Range of Significant Unobservable Inputs

The following provides further information about the ranges of significant unobservable inputs used to value the firm's level 3 derivative instruments.

- **Correlation.** Ranges for correlation cover a variety of underliers both within one market (e.g., equity index and equity single stock names) and across markets (e.g., correlation of an interest rate and an equity price), as well as across regions. Generally, cross-asset correlation inputs are used to value more complex instruments and are lower than correlation inputs on assets within the same derivative product type.
- **Volatility.** Ranges for volatility cover numerous underliers across a variety of markets, maturities and strike prices. For example, volatility of equity indices is generally lower than volatility of single stocks.
- **Credit spreads, upfront credit points and recovery rates.** The ranges for credit spreads, upfront credit points and recovery rates cover a variety of underliers (index and single names), regions, sectors, maturities and credit qualities (high-yield and investment-grade). The broad range of this population gives rise to the width of the ranges of significant unobservable inputs.

Sensitivity of Fair Value Measurement to Changes in Significant Unobservable Inputs

The following provides a description of the directional sensitivity of the firm's level 3 fair value measurements to changes in significant unobservable inputs, in isolation. Due to the distinctive nature of each of the firm's level 3 derivatives, the interrelationship of inputs is not necessarily uniform within each product type.

- **Correlation.** In general, for contracts where the holder benefits from the convergence of the underlying asset or index prices (e.g., interest rates, credit spreads, foreign exchange rates, inflation rates and equity prices), an increase in correlation results in a higher fair value measurement.
- **Volatility.** In general, for purchased options an increase in volatility results in a higher fair value measurement.
- **Credit spreads, upfront credit points and recovery rates.** In general, the fair value of purchased credit protection increases as credit spreads or upfront credit points increase or recovery rates decrease. Credit spreads, upfront credit points and recovery rates are strongly related to distinctive risk factors of the underlying reference obligations, which include reference entity-specific factors such as leverage, volatility and industry, market-based risk factors, such as borrowing costs or liquidity of the underlying reference obligation, and macroeconomic conditions.

Fair Value of Derivatives by Level

The tables below present the fair value of derivatives on a gross basis by level and major product type as well as the impact of netting. The gross fair values exclude the effects of both counterparty netting and collateral netting, and therefore are not representative of the firm's exposure. Counterparty netting is reflected in each level to the extent that receivable and payable balances are netted within the same level and is included in "Counterparty and cash collateral netting." Where the netting is across levels, the counterparty netting is reflected in "Cross-level netting."

	Derivative Assets at Fair Value as of December 2014					
$ in millions	Level 1	Level 2	Level 3	Cross-Level Netting	Cash Collateral Netting	Total
Interest rates	$124	$18,165	$ 19	$ –	$ –	$ 18,308
Credit	–	1,261	906	–	–	2,167
Currencies	–	14,151	12	–	–	14,163
Commodities	–	231	7	–	–	238
Equities	169	41,258	462	–	–	41,889
Gross fair value of derivative assets	293	75,066	1,406	–	–	76,765
Counterparty and cash collateral netting	–	(61,580)	(845)	(93)	(3,504)	(66,022)
Fair value included in financial instruments owned	**$293**	**$13,486**	**$ 561**	**$(93)**	**$(3,504)**	**$ 10,743**

	Derivative Liabilities at Fair Value as of December 2014					
$ in millions	Level 1	Level 2	Level 3	Cross-Level Netting	Cash Collateral Netting	Total
Interest rates	$ 2	$18,178	$ –	$ –	$ –	$ 18,180
Credit	–	1,381	813	–	–	2,194
Currencies	–	14,089	12	–	–	14,101
Commodities	–	380	30	–	–	410
Equities	80	41,768	1,491	–	–	43,339
Gross fair value of derivative liabilities	82	75,796	2,346	–	–	78,224
Counterparty and cash collateral netting	–	(61,580)	(845)	(93)	(3,375)	(65,893)
Fair value included in financial instruments sold, but not yet purchased	**$ 82**	**$14,216**	**$1,501**	**$(93)**	**$(3,375)**	**$ 12,331**

Transfers into level 3 derivatives during 2014 primarily reflected transfers of equity derivative liabilities from level 2, principally due to reduced transparency of unobservable volatility inputs used to value these derivatives.

Transfers out of level 3 derivatives during 2014 primarily reflected transfers of certain equity derivative liabilities to level 2, principally due to increased transparency of unobservable correlation inputs.

Derivatives with Credit-Related Contingent Features

Certain of the firm's derivatives have been transacted under bilateral agreements with counterparties who may require the firm to post collateral or terminate the transactions based on changes in the firm's credit ratings. The firm assesses the impact of these bilateral agreements by determining the collateral or termination payments that would occur assuming a downgrade by all rating agencies. A downgrade by any one rating agency, depending on the agency's relative ratings of the firm at the time of the downgrade, may have an impact which is comparable to the impact of a downgrade by all rating agencies.

The table below presents the aggregate fair value of net derivative liabilities under such agreements (excluding application of collateral posted to reduce these liabilities), the related aggregate fair value of the assets posted as collateral, and the additional collateral or termination payments that could have been called at the reporting date by counterparties in the event of a one-notch and two-notch downgrade in the firm's credit ratings.

$ in millions	As of December 2014
Net derivative liabilities under bilateral agreements	$470
Collateral posted	110
Additional collateral or termination payments for a one-notch downgrade	25
Additional collateral or termination payments for a two-notch downgrade	50

Credit Derivatives

The firm enters into a broad array of credit derivatives in locations around the world to facilitate client transactions and to manage the credit risk associated with market-making and investing and lending activities. Credit derivatives are actively managed based on the firm's net risk position.

Credit derivatives are individually negotiated contracts and can have various settlement and payment conventions. Credit events include failure to pay, bankruptcy, acceleration of indebtedness, restructuring, repudiation and dissolution of the reference entity.

Credit Default Swaps. Single-name credit default swaps protect the buyer against the loss of principal on one or more bonds, loans or mortgages (reference obligations) in the event the issuer (reference entity) of the reference obligations suffers a credit event. The buyer of protection pays an initial and/or periodic premium to the seller and receives protection for the period of the contract. If there is no credit event, as defined in the contract, the seller of protection makes no payments to the buyer of protection. However, if a credit event occurs, the seller of protection is required to make a payment to the buyer of protection, which is calculated in accordance with the terms of the contract.

Credit Indices, Baskets and Tranches. Credit derivatives may reference a basket of single-name credit default swaps or a broad-based index. If a credit event occurs in one of the underlying reference obligations, the protection seller pays the protection buyer. The payment is typically a pro-rata portion of the transaction's total notional amount based on the underlying defaulted reference obligation. In certain transactions, the credit risk of a basket or index is separated into various portions (tranches), each having different levels of subordination. The most junior tranches cover initial defaults and once losses exceed the notional amount of these junior tranches, any excess loss is covered by the next most senior tranche in the capital structure.

Total Return Swaps. A total return swap transfers the risks relating to economic performance of a reference obligation from the protection buyer to the protection seller. Typically, the protection buyer receives from the protection seller a floating rate of interest and protection against any reduction in fair value of the reference obligation, and in return the protection seller receives the cash flows associated with the reference obligation, plus any increase in the fair value of the reference obligation.

Credit Options. In a credit option, the option writer assumes the obligation to purchase or sell a reference obligation at a specified price or credit spread. The option purchaser buys the right, but does not assume the obligation, to sell the reference obligation to, or purchase it from, the option writer. The payments on credit options depend either on a particular credit spread or the price of the reference obligation.

The firm economically hedges its exposure to written credit derivatives primarily by entering into offsetting purchased credit derivatives with identical underliers. Substantially all of the firm's purchased credit derivative transactions are with financial institutions and are subject to stringent collateral thresholds. In addition, upon the occurrence of a specified trigger event, the firm may take possession of the reference obligations underlying a particular written credit derivative, and consequently may, upon liquidation of the reference obligations, recover amounts on the underlying reference obligations in the event of default.

As of December 2014, written and purchased credit derivatives had total gross notional amounts of $64.57 billion and $71.62 billion, respectively, for total net notional purchased protection of $7.05 billion. Substantially all of the firm's written and purchased credit derivatives are in the form of credit default swaps.

The table below presents certain information about credit derivatives. In the table below:

- Fair values exclude the effects of both netting of receivable balances with payable balances under enforceable netting agreements, and netting of cash received or posted under enforceable credit support agreements, and therefore are not representative of the firm's credit exposure.
- Tenor is based on expected duration for mortgage-related credit derivatives and on remaining contractual maturity for other credit derivatives.
- The credit spread on the underlier, together with the tenor of the contract, are indicators of payment/performance risk. The firm is less likely to pay or otherwise be required to perform where the credit spread and the tenor are lower.

	Maximum Payout/Notional Amount of Written Credit Derivatives by Tenor				Maximum Payout/Notional Amount of Purchased Credit Derivatives		Fair Value of Written Credit Derivatives		
$ in millions	0 – 12 Months	1 – 5 Years	5 Years or Greater	Total	Offsetting Purchased Credit Derivatives [1]	Other Purchased Credit Derivatives [2]	Asset	Liability	Net Asset / (Liability)
As of December 2014									
Credit spread on underlier (basis points)									
0-250	**$12,578**	**$40,439**	**$7,611**	**$60,628**	**$62,061**	**$5,710**	**$1,528**	**$296**	**$1,232**
251-500	**147**	**1,628**	**49**	**1,824**	**1,739**	**13**	**86**	**6**	**80**
501-1,000	**85**	**500**	**5**	**590**	**535**	**66**	**32**	**6**	**26**
Greater than 1,000	**312**	**1,016**	**203**	**1,531**	**1,472**	**25**	**42**	**194**	**(152)**
Total	**$13,122**	**$43,583**	**$7,868**	**$64,573**	**$65,807**	**$5,814**	**$1,688**	**$502**	**$1,186**

1. Offsetting purchased credit derivatives represent the notional amount of purchased credit derivatives to the extent they economically hedge written credit derivatives with identical underliers.
2. This purchased protection represents the notional amount of all other purchased credit derivatives not included in "Offsetting Purchased Credit Derivatives."

Note 8.
Fair Value Option

Other Financial Assets and Financial Liabilities at Fair Value

In addition to all cash and derivative instruments included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," the firm accounts for certain of its other financial assets and financial liabilities at fair value primarily under the fair value option.

The primary reasons for electing the fair value option are to:

- Reflect economic events in earnings on a timely basis;
- Mitigate volatility in earnings from using different measurement attributes (e.g., transfers of financial instruments owned accounted for as financings are recorded at fair value whereas the related secured financing would be recorded on an accrual basis absent electing the fair value option); and
- Address simplification and cost-benefit considerations (e.g., accounting for hybrid financial instruments at fair value in their entirety versus bifurcation of embedded derivatives).

Hybrid financial instruments are instruments that contain bifurcatable embedded derivatives and do not require settlement by physical delivery of non-financial assets (e.g., physical commodities). If the firm elects to bifurcate the embedded derivative from the associated debt, the derivative is accounted for at fair value and the host contract is accounted for at amortized cost. If the firm does not elect to bifurcate, the entire hybrid financial instrument is accounted for at fair value under the fair value option.

Other financial assets and financial liabilities accounted for at fair value under the fair value option include:

- Repurchase and resale agreements;
- Certain securities borrowed and loaned;
- Certain other secured financings;
- Certain unsecured short-term borrowings, consisting of all promissory notes; and
- Certain receivables from customers and counterparties, consisting of certain margin loans.

These financial assets and financial liabilities at fair value are generally valued based on discounted cash flow techniques, which incorporate inputs with reasonable levels of price transparency, and are generally classified as level 2 because the inputs are observable. Valuation adjustments may be made for liquidity and for counterparty and the firm's credit quality.

See below for information about the significant inputs used to value other financial assets and financial liabilities at fair value.

Resale and Repurchase Agreements and Securities Borrowed and Loaned. The significant inputs to the valuation of resale and repurchase agreements and securities borrowed and loaned are funding spreads, the amount and timing of expected future cash flows and interest rates. As of December 2014, there were no level 3 resale and repurchase agreements, securities borrowed or securities loaned. See Note 9 for further information about collateralized agreements.

Other Secured Financings. The significant inputs to the valuation of other secured financings at fair value are the amount and timing of expected future cash flows, interest rates, funding spreads, the fair value of the collateral delivered by the firm (which is determined using the amount and timing of expected future cash flows, market prices, market yields and recovery assumptions) and the frequency of additional collateral calls. The significant unobservable input used to value level 3 other secured financings as of December 2014 is yield of 10%. Generally, increases in yield, in isolation, would result in a lower fair value measurement. See Note 9 for further information about collateralized financings.

Unsecured Short-term Borrowings. The significant inputs to the valuation of unsecured short-term borrowings at fair value are the amount and timing of expected future cash flows, interest rates, as well as the credit spreads of the firm. The inputs used to value the embedded derivative component of hybrid financial instruments are consistent with the inputs used to value the firm's other derivative instruments. As of December 2014, there were no level 3 unsecured short-term borrowings. See Note 7 for further information about derivatives. See Note 13 for further information about unsecured short-term borrowings.

Receivables from Customers and Counterparties. Receivables from customers and counterparties at fair value are primarily comprised of certain margin loans and certain transfers of assets accounted for as secured loans rather than purchases at fair value. The significant inputs to the valuation of such receivables are interest rates, the amount and timing of expected future cash flows and funding spreads. As of December 2014, there were no level 3 receivables from customers and counterparties.

Fair Value of Other Financial Assets and Financial Liabilities by Level

The tables below present, by level within the fair value hierarchy, other financial assets and financial liabilities accounted for at fair value primarily under the fair value option.

	Other Financial Assets at Fair Value as of December 2014			
$ in millions	Level 1	Level 2	Level 3	Total
Securities segregated for regulatory and other purposes [1]	$21,168	$ 12,210	$ –	$ 33,378
Securities purchased under agreements to resell	–	80,033	–	80,033
Securities borrowed	–	82,144	–	82,144
Receivables from customers and counterparties	–	268	–	268
Total	**$21,168**	**$174,655**	**$ –**	**$195,823**

	Other Financial Liabilities at Fair Value as of December 2014			
$ in millions	Level 1	Level 2	Level 3	Total
Securities sold under agreements to repurchase	$ –	$105,551	$ –	$105,551
Securities loaned	–	38,815	–	38,815
Other secured financings	–	12,860	16	12,876
Unsecured short-term borrowings	–	218	–	218
Total	**$ –**	**$157,444**	**$16**	**$157,460**

1. Securities segregated for regulatory and other purposes accounted for at fair value under the fair value option consists of securities borrowed and resale agreements. In addition, level 1 consists of securities segregated for regulatory and other purposes accounted for at fair value under other U.S. GAAP, consisting of U.S. Treasury securities.

Transfers Between Levels of the Fair Value Hierarchy

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur. There were no transfers of other financial assets and financial liabilities between level 1 and level 2 and between level 2 and level 3 during 2014.

Long-Term Debt Instruments

The aggregate contractual principal amount of long-term other secured financings for which the fair value option was elected exceeded the related fair value by $54 million as of December 2014

Note 9.
Collateralized Agreements and Financings

Collateralized agreements are securities purchased under agreements to resell (resale agreements) and securities borrowed. Collateralized financings are securities sold under agreements to repurchase (repurchase agreements), securities loaned and other secured financings. The firm enters into these transactions in order to, among other things, facilitate client activities, invest excess cash, acquire securities to cover short positions and finance certain firm activities.

Collateralized agreements and financings are presented on a net-by-counterparty basis when a legal right of setoff exists. Interest on collateralized agreements and collateralized financings is recognized over the life of the transaction.

The table below presents the carrying value of resale and repurchase agreements and securities borrowed and loaned transactions.

$ in millions	As of December 2014
Securities purchased under agreements to resell [1]	$ 80,033
Securities borrowed [2]	208,941
Securities sold under agreements to repurchase [1]	105,551
Securities loaned [2]	81,510

1. Resale and repurchase agreements are carried at fair value under the fair value option. See Note 8 for further information about the valuation techniques and significant inputs used to determine fair value.
2. As of December 2014, $82.14 billion of securities borrowed and $38.82 billion of securities loaned were at fair value.

Resale and Repurchase Agreements

A resale agreement is a transaction in which the firm purchases financial instruments from a seller, typically in exchange for cash, and simultaneously enters into an agreement to resell the same or substantially the same financial instruments to the seller at a stated price plus accrued interest at a future date.

A repurchase agreement is a transaction in which the firm sells financial instruments to a buyer, typically in exchange for cash, and simultaneously enters into an agreement to repurchase the same or substantially the same financial instruments from the buyer at a stated price plus accrued interest at a future date.

The financial instruments purchased or sold in resale and repurchase agreements typically include U.S. government and federal agency, and investment-grade sovereign obligations.

The firm receives financial instruments purchased under resale agreements, makes delivery of financial instruments sold under repurchase agreements, monitors the market value of these financial instruments on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the financial instruments, as appropriate. For resale agreements, the firm typically requires collateral with a fair value approximately equal to the carrying value of the relevant assets in the consolidated statement of financial condition.

Even though repurchase and resale agreements involve the legal transfer of ownership of financial instruments, they are accounted for as financing arrangements because they require the financial instruments to be repurchased or resold at the maturity of the agreement. However, "repos-to-maturity" are accounted for as sales. A repo-to-maturity is a transaction in which the firm transfers a security under an agreement to repurchase the security where the maturity date of the repurchase agreement matches the maturity date of the underlying security. Therefore, the firm effectively no longer has a repurchase obligation and has relinquished control over the underlying security and, accordingly, accounts for the transaction as a sale. See Note 3 for information about changes to the accounting for repos-to-maturity which became effective in January 2015. The firm had no repos-to-maturity outstanding as of December 2014.

Securities Borrowed and Loaned Transactions

In a securities borrowed transaction, the firm borrows securities from a counterparty in exchange for cash or securities. When the firm returns the securities, the counterparty returns the cash or securities. Interest is generally paid periodically over the life of the transaction. Interest as affected by rebates on securities borrowed transactions is recognized as interest income on an accrual basis.

In a securities loaned transaction, the firm lends securities to a counterparty in exchange for cash or securities. When the counterparty returns the securities, the firm returns the cash or securities posted as collateral. Interest is generally paid periodically over the life of the transaction. Interest as affected by rebates for securities loaned transactions is recognized as interest expense on an accrual basis.

The firm receives securities borrowed, makes delivery of securities loaned, monitors the market value of these securities on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the securities, as appropriate. For securities borrowed transactions, the firm typically requires collateral with a fair value approximately equal to the carrying value of the securities borrowed transaction.

Securities borrowed and loaned consisting of the firm's matched book and certain firm financing activities, are recorded at fair value under the fair value option. See Note 8 for further information about securities borrowed and loaned accounted for at fair value.

All other securities borrowed and loaned are recorded based on the amount of cash collateral advanced or received plus accrued interest. As these arrangements generally can be terminated on demand, they exhibit little, if any, sensitivity to changes in interest rates. Therefore, the carrying value of such arrangements approximates fair value. While these arrangements are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6 through 8. Had these arrangements been included in the firm's fair value hierarchy, they would have been classified in level 2 as of December 2014.

Offsetting Arrangements

The table below presents the gross and net resale and repurchase agreements and securities borrowed and loaned transactions, and the related amount of netting with the same counterparty under enforceable netting agreements (i.e., counterparty netting) included in the consolidated statement of financial condition. Substantially all of the gross carrying values of these arrangements are subject to enforceable netting agreements. The table below also presents the amounts not offset in the consolidated statement of financial condition including counterparty netting that does not meet the criteria for netting under U.S. GAAP and the fair value of cash or securities collateral received or posted subject to enforceable credit support agreements. Where the firm has received or posted collateral under credit support agreements, but has not yet determined such agreements are enforceable, the related collateral has not been netted in the table below.

	As of December 2014			
	Assets		Liabilities	
$ in millions	Resale agreements	Securities borrowed	Repurchase agreements	Securities loaned
Amounts included in the consolidated statement of financial condition				
Gross carrying value	$ 99,762	$ 215,109	$ 119,239	$ 81,510
Counterparty netting	(13,688)	–	(13,688)	–
Total	86,074 [1]	215,109 [1]	105,551	81,510
Amounts that have not been offset in the consolidated statement of financial condition				
Counterparty netting	(9,523)	(77,875)	(9,523)	(77,875)
Collateral	(72,157)	(125,889)	(90,633)	(3,375)
Total	$ 4,394	$ 11,345	$ 5,395	$ 260

1. As of December 2014, the firm had $6.04 billion of securities received under resale agreements and $6.17 billion of securities borrowed transactions that were segregated to satisfy certain regulatory requirements. These securities are included in "Cash and securities segregated for regulatory and other purposes."

Other Secured Financings

In addition to repurchase agreements and securities lending transactions, the firm funds certain assets through the use of other secured financings and pledges financial instruments and other assets as collateral in these transactions. These other secured financings consist of:

- Secured financings from Group Inc.;
- Liabilities of consolidated VIEs; and
- Other structured financing arrangements.

Other secured financings include arrangements that are nonrecourse. As of December 2014, nonrecourse other secured financings were $17 million.

The firm has elected to apply the fair value option to certain other secured financings because the use of fair value eliminates non-economic volatility in earnings that would arise from using different measurement attributes. See Note 8 for further information about other secured financings that are accounted for at fair value.

Other secured financings that are not recorded at fair value are recorded based on the amount of cash received plus accrued interest, which generally approximates fair value. While these financings are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6 through 8. Had these financings been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2014.

The table below presents other secured financings by maturity.

$ in millions	As of December 2014
Other secured financings (short-term):	**$44,208**
Other secured financings (long-term):	
2016	**791**
2017	**198**
2018	**353**
2019	**–**
2020-thereafter	**16**
Total other secured financings (long-term)	**1,358**
Total other secured financings [1]	**$45,566**

1. The weighted average interest rate on $32.69 billion of other secured financings accounted for at amortized cost was 2.21% as of December 2014.

Collateral Received and Pledged

The firm receives cash and securities (e.g., U.S. government and federal agency, other sovereign and corporate obligations, as well as equities and convertible debentures) as collateral, primarily in connection with resale agreements, securities borrowed, derivative transactions and customer margin loans. The firm obtains cash and securities as collateral on an upfront or contingent basis for derivative instruments and collateralized agreements to reduce its credit exposure to individual counterparties.

In many cases, the firm is permitted to deliver or repledge financial instruments received as collateral when entering into repurchase agreements and securities lending agreements, primarily in connection with secured client financing activities. The firm is also permitted to deliver or repledge these financial instruments in connection with other secured financings, collateralizing derivative transactions and meeting firm or customer settlement requirements.

The firm also pledges certain financial instruments owned, at fair value in connection with repurchase agreements, securities lending agreements and other secured financings in connection with other secured financings to counterparties who may or may not have the right to deliver or repledge them.

The table below presents financial instruments at fair value received as collateral that were available to be delivered or repledged and were delivered or repledged by the firm.

$ in millions	As of December 2014
Collateral available to be delivered or repledged [1]	$444,653
Collateral that was delivered or repledged	396,038

1. As of December 2014, amount excludes $6.04 billion of securities received under resale agreements, and $6.17 billion of securities borrowed transactions that contractually had the right to be delivered or repledged, but were segregated to satisfy certain regulatory requirements.

The table below presents information about assets pledged.

$ in millions	As of December 2014
Financial instruments owned, at fair value pledged to counterparties that:	
Had the right to deliver or repledge	$ 41,755
Did not have the right to deliver or repledge	52,660

Note 10. Securitization Activities

The firm securitizes residential and commercial mortgages, corporate bonds and other types of financial assets by selling these assets to securitization vehicles (e.g., trusts, corporate entities and limited liability companies) or through a resecuritization. The firm acts as underwriter of the beneficial interests that are sold to investors. The firm's residential mortgage securitizations are substantially all in connection with government agency securitizations.

Beneficial interests issued by securitization entities are debt or equity securities that give the investors rights to receive all or portions of specified cash inflows to a securitization vehicle and include senior and subordinated interests in principal, interest and/or other cash inflows. The proceeds from the sale of beneficial interests are used to pay the transferor for the financial assets sold to the securitization vehicle or to purchase securities which serve as collateral.

The firm accounts for a securitization as a sale when it has relinquished control over the transferred assets. Prior to securitization, the firm accounts for assets pending transfer at fair value and therefore does not typically recognize significant gains or losses upon the transfer of assets. Net revenues from underwriting activities are recognized in connection with the sales of the underlying beneficial interests to investors.

The firm generally receives cash in exchange for the transferred assets but may also have continuing involvement with transferred assets, including ownership of beneficial interests in securitized financial assets, primarily in the form of senior or subordinated securities. The firm may also purchase senior or subordinated securities issued by securitization vehicles (which are typically VIEs) in connection with secondary market-making activities.

The primary risks included in beneficial interests and other interests from the firm's continuing involvement with securitization vehicles are the performance of the underlying collateral, the position of the firm's investment in the capital structure of the securitization vehicle and the market yield for the security. These interests are accounted for at fair value, are included in "Financial instruments owned, at fair value" and are substantially all classified in level 2 of the fair value hierarchy. See Notes 5 through 8 for further information about fair value measurements.

The table below presents the firm's continuing involvement in nonconsolidated securitization entities to which the firm sold assets, as well as the total outstanding principal amount of transferred assets in which the firm has continuing involvement. In this table:

- The outstanding principal amount is presented for the purpose of providing information about the size of the securitization entities in which the firm has continuing involvement and is not representative of the firm's risk of loss.
- For retained or purchased interests, the firm's risk of loss is limited to the fair value of these interests.
- Purchased interests represent senior and subordinated interests, purchased in connection with secondary market-making activities, in securitization entities in which the firm also holds retained interests.

In addition, the outstanding principal and fair value of retained interests in the table below relate to the following types of securitizations and vintage as described:

- The outstanding principal amount and fair value of retained interests for U.S. government agency-issued collateralized mortgage obligations as of December 2014 primarily relate to securitizations during 2014 and 2013.
- The outstanding principal amount and fair value of retained interests for other residential mortgage-backed obligations as of December 2014 primarily relate to resecuritizations during 2014, and prime and Alt-A securitizations during 2007 and 2006.
- The outstanding principal amount and fair value of retained interests for other commercial mortgage-backed obligations as of December 2014 primarily relate to securitizations during 2014.
- The outstanding principal amount and fair value of retained interests for CDOs, CLOs, and other as of December 2014 primarily relate to securitizations during 2007.

The firm did not have continuing involvement in the form of derivative transactions with nonconsolidated VIEs as of December 2014.

	As of December 2014		
$ in millions	Outstanding Principal Amount	Fair Value of Retained Interests	Fair Value of Purchased Interests
U.S. government agency-issued collateralized mortgage obligations	$56,792	$2,140	$ –
Other residential mortgage-backed	2,273	144	5
Other commercial mortgage-backed	2,640	34	39
CDOs, CLOs and other	1,608	13	3
Total	**$63,313**	**$2,331**	**$ 47**

The table below presents the weighted average key economic assumptions used in measuring the fair value of retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions.

	As of December 2014	
	Type of Retained Interests	
$ in millions	Mortgage-Backed	Other [1]
Fair value of retained interests	$2,318	$ 13
Weighted average life (years)	7.7	4.9
Constant prepayment rate	13.2%	N.M.
Impact of 10% adverse change	$ (33)	N.M.
Impact of 20% adverse change	(66)	N.M.
Discount rate	4.2%	N.M.
Impact of 10% adverse change	$ (49)	N.M.
Impact of 20% adverse change	(97)	N.M.

1. Due to the nature and current fair value of certain of these retained interests, the weighted average assumptions for constant prepayment and discount rates and the related sensitivity to adverse changes are not meaningful as of December 2014. The firm's maximum exposure to adverse changes in the value of these interests is the carrying value of $13 million as of December 2014.

In the table above:

- Amounts do not reflect the benefit of other financial instruments that are held to mitigate risks inherent in these retained interests.
- Changes in fair value based on an adverse variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value is not usually linear.
- The impact of a change in a particular assumption is calculated independently of changes in any other assumption. In practice, simultaneous changes in assumptions might magnify or counteract the sensitivities disclosed above.
- The constant prepayment rate is included only for positions for which it is a key assumption in the determination of fair value.
- The discount rate for retained interests that relate to U.S. government agency-issued collateralized mortgage obligations does not include any credit loss.
- Expected credit loss assumptions are reflected in the discount rate for the remainder of retained interests.

Note 11.
Variable Interest Entities

VIEs generally finance the purchase of assets by issuing debt and equity securities that are either collateralized by or indexed to the assets held by the VIE. The debt and equity securities issued by a VIE may include tranches of varying levels of subordination. The firm's involvement with VIEs includes securitization of financial assets, as described in Note 10, and investments in and loans to other types of VIEs, as described below. See Note 10 for additional information about securitization activities, including the definition of beneficial interests. See Note 3 for the firm's consolidation policies, including the definition of a VIE.

The firm is principally involved with VIEs through the following business activities:

Mortgage-Backed VIEs and Corporate CDO and CLO VIEs. The firm sells residential and commercial mortgage loans and securities to mortgage-backed VIEs and corporate bonds to corporate CDO and CLO VIEs and may retain beneficial interests in the assets sold to these VIEs. The firm purchases and sells beneficial interests issued by mortgage-backed and corporate CDO and CLO VIEs in connection with market-making activities. In addition, the firm may enter into derivatives with certain of these VIEs, primarily interest rate swaps, which are typically not variable interests. The firm generally enters into derivatives with other counterparties to mitigate its risk from derivatives with these VIEs.

Certain mortgage-backed and corporate CDO and CLO VIEs, usually referred to as synthetic CDOs or credit-linked note VIEs, synthetically create the exposure for the beneficial interests they issue by entering into credit derivatives, rather than purchasing the underlying assets. These credit derivatives may reference a single asset, an index, or a portfolio/basket of assets or indices. See Note 7 for further information about credit derivatives. These VIEs use the funds from the sale of beneficial interests and the premiums received from credit derivative counterparties to purchase securities which serve to collateralize the beneficial interest holders and/or the credit derivative counterparty. These VIEs may enter into other derivatives, primarily interest rate swaps, which are typically not variable interests. The firm may be a counterparty to derivatives with these VIEs and generally enters into derivatives with other counterparties to mitigate its risk.

Real Estate, Credit-Related and Other Investing VIEs. The firm purchases equity and debt securities issued by and makes loans to VIEs that hold real estate, performing and nonperforming debt, distressed loans and equity securities. The firm typically does not sell assets to, or enter into derivatives with, these VIEs.

Other Asset-Backed VIEs. The firm structures VIEs that issue notes to clients and purchases and sells beneficial interests issued by other asset-backed VIEs in connection with market-making activities. In addition, the firm may enter into derivatives with certain other asset-backed VIEs, primarily total return swaps on the collateral assets held by these VIEs under which the firm pays the VIE the return due to the note holders and receives the return on the collateral assets owned by the VIE. The firm generally can be removed as the total return swap counterparty. The firm generally enters into derivatives with other counterparties to mitigate its risk from derivatives with these VIEs. The firm typically does not sell assets to the other asset-backed VIEs it structures.

Other VIEs. Other includes nonconsolidated power-related VIEs. The firm purchases debt and equity securities issued by VIEs that hold power-related assets and may provide commitments to these VIEs. The firm typically does not sell assets to, or enter into derivatives with, these VIEs.

VIE Consolidation Analysis

A variable interest in a VIE is an investment (e.g., debt or equity securities) or other interest (e.g., derivatives or loans and lending commitments) in a VIE that will absorb portions of the VIE's expected losses and/or receive portions of the VIE's expected residual returns.

The firm's variable interests in VIEs include senior and subordinated debt in residential and commercial mortgage-backed and other asset-backed securitization entities, CDOs and CLOs; loans and lending commitments; limited and general partnership interests; preferred and common equity; derivatives that may include foreign currency, equity and/or credit risk and guarantees. Certain interest rate, foreign currency and credit derivatives the firm enters into with VIEs are not variable interests because they create rather than absorb risk.

The enterprise with a controlling financial interest in a VIE is known as the primary beneficiary and consolidates the VIE. The firm determines whether it is the primary beneficiary of a VIE by performing an analysis that principally considers:

- Which variable interest holder has the power to direct the activities of the VIE that most significantly impact the VIE's economic performance;
- Which variable interest holder has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE;
- The VIE's purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders;
- The VIE's capital structure;
- The terms between the VIE and its variable interest holders and other parties involved with the VIE; and
- Related-party relationships.

The firm reassesses its initial evaluation of whether an entity is a VIE when certain reconsideration events occur. The firm reassesses its determination of whether it is the primary beneficiary of a VIE on an ongoing basis based on current facts and circumstances.

Nonconsolidated VIEs

The firm's exposure to the obligations of VIEs is generally limited to its interests in these entities.

The table below presents information about nonconsolidated VIEs in which the firm holds variable interests. Nonconsolidated VIEs are aggregated based on principal business activity. The nature of the firm's variable interests can take different forms, as described in the rows under maximum exposure to loss. In the table below:

- The maximum exposure to loss excludes the benefit of offsetting financial instruments that are held to mitigate the risks associated with these variable interests.
- For retained and purchased interests and loans and investments, the maximum exposure to loss is the carrying value of these interests.

The carrying values of substantially all of the firm's variable interests in nonconsolidated VIEs are included in "Financial instruments owned, at fair value."

	Nonconsolidated VIEs as of December 2014					
$ in millions	Mortgage-backed	Corporate CDOs and CLOs	Real estate, credit-related and other investing	Other asset-backed	Power-related	Total
Assets in VIE	$73,917 [1]	$3,622	$1,157	$3,058	$327	$82,081
Carrying Value of the Firm's Variable Interests						
Assets	3,823	117	–	231	–	4,171
Maximum Exposure to Loss in Nonconsolidated VIEs						
Retained interests	2,318	–	–	13	–	2,331
Purchased interests	1,505	117	–	218	–	1,840
Total	$ 3,823 [1]	$ 117	$ –	$ 231	$ –	$ 4,171

1. Assets in VIE and maximum exposure to loss include $3.18 billion and $268 million, respectively, as of December 2014, related to CDOs backed by mortgage obligations.

Consolidated VIEs

Assets and liabilities of consolidated VIEs are reported in the consolidated statement of financial condition net of intercompany eliminations, excluding the benefit of offsetting financial instruments that are held to mitigate the risks associated with the firm's variable interests. The carrying amounts of assets and liabilities in consolidated VIEs are $15 million and $1 million, respectively.

Substantially all the assets in consolidated VIEs can only be used to settle obligations of the VIE.

The liabilities of mortgage-backed VIEs do not have recourse to the general credit of the firm.

Note 12.
Other Assets

Other assets are generally less liquid, non-financial assets. The table below presents other assets by type.

$ in millions	As of December 2014
Property, leasehold improvements and equipment	$ 956
Goodwill and identifiable intangible assets [1]	148
Income tax-related assets	1,391
Receivables from affiliates	191
Miscellaneous receivables and other	247
Total	**$2,933**

1. As of December 2014, the net carrying amount of the firm's goodwill and identifiable intangible assets was $50 million and $98 million, respectively. Intangible assets include the firm's exchange-traded fund lead market maker rights and customer lists.

Property, Leasehold Improvements and Equipment

Property, leasehold improvements and equipment in the table above is presented net of accumulated depreciation and amortization of $4.34 billion as of December 2014.

Property and equipment are depreciated on a straight-line basis over the useful life of the asset. Leasehold improvements are amortized on a straight-line basis over the useful life of the improvement or the term of the lease, whichever is shorter. Certain costs of software developed or obtained for internal use are capitalized and amortized on a straight-line basis over the useful life of the software.

Identifiable Intangible Assets

Intangible assets in the table above are represented net of accumulated amortization. As of December 2014, the gross carrying amount of the firm's identifiable intangible assets was $464 million. The related accumulated amortization was $366 million, resulting in a net carrying amount of $98 million.

The firm's identifiable intangible assets are considered to have finite useful lives and are amortized over their estimated useful lives. The weighted average remaining useful life of the firm's identifiable intangible assets is 5 years.

Impairments

The firm tests property, leasehold improvements and equipment, identifiable intangible assets and other assets for impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable. To the extent the carrying value of an asset exceeds the projected undiscounted cash flows expected to result from the use and eventual disposal of the asset or asset group, the firm determines the asset is impaired and records an impairment equal to the difference between the estimated fair value and the carrying value of the asset or asset group. In addition, the firm will recognize an impairment prior to the sale of an asset if the carrying value of the asset exceeds its estimated fair value.

Goodwill

Goodwill is the cost of acquired companies in excess of the fair value of net assets, including identifiable intangible assets, at the acquisition date.

Note 13.
Short-Term Borrowings

The table below presents details about the firm's short-term borrowings.

$ in millions	As of December 2014
Other secured financings (short-term)	$44,208
Unsecured short-term borrowings	8,236
Total	$52,444

See Note 9 for information about other secured financings.

Unsecured short-term borrowings include the portion of unsecured long-term borrowings maturing within one year of the financial statement date and unsecured long-term borrowings that are redeemable within one year of the financial statement date at the option of the holder.

The firm obtains unsecured short-term borrowings primarily from Group Inc. In addition, the firm also obtains unsecured short-term borrowings through issuing promissory notes which are accounted for at fair value under the fair value option. See Note 8 for further information about unsecured short-term borrowings that are accounted for at fair value. The carrying value of unsecured short-term borrowings that are not recorded at fair value generally approximates fair value due to the short-term nature of the obligations. While these unsecured short-term borrowings are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6 through 8. Had these borrowings been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2014.

The table below presents details about the firm's unsecured short-term borrowings.

$ in millions	As of December 2014
Promissory notes	$ 218
Borrowings from affiliates	7,917
Other short-term borrowings	101
Total	$8,236
Weighted average interest rate [1]	2.01%

1. The weighted average interest rate for these borrowings excludes financial instruments accounted for at fair value under the fair value option.

Note 14.
Long-Term Borrowings

The table below presents details about the firm's long-term borrowings.

$ in millions	As of December 2014
Other secured financings (long-term)	$ 1,358
Unsecured long-term borrowings (including subordinated debt)	18,531
Total	$19,889

See Note 9 for information about other secured financings.

Subordinated Borrowings

As of December 2014, the firm had outstanding borrowings of $5.00 billion from Group Inc. under four subordinated loan agreements, which mature in 2016. In addition, the firm has a $20.10 billion revolving subordinated loan agreement with Group Inc., which also matures in 2016. As of December 2014, $13.50 billion was drawn down under this agreement.

Amounts borrowed under these subordinated loan agreements bear interest at a rate of LIBOR plus .75% per annum. The carrying value of these borrowings approximates fair value. While these subordinated loan agreements are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 6 through 8. Had these borrowings been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2014.

The subordinated borrowings from Group Inc. are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the firm's continued compliance with minimum net capital requirements, they may not be repaid.

Note 15.
Other Liabilities and Accrued Expenses

The table below presents other liabilities and accrued expenses by type.

$ in millions	As of December 2014
Compensation and benefits	$3,186
Income tax-related liabilities	1,135
Payables to affiliates	3,780
Accrued expenses and other	1,471
Total	$9,572

Note 16.
Commitments, Contingencies and Guarantees

Commitments

The table below presents the firm's commitments.

	Commitment Amount by Period of Expiration as of December 2014				Total Commitments as of December 2014
$ in millions	2015	2016-2017	2018-2019	2020-Thereafter	
Commitments to extend credit	$ –	$ –	$33	$100	$ 133
Contingent and forward starting resale and securities borrowing agreements	9,889	–	–	–	9,889
Forward starting repurchase and secured lending agreements	1,081	–	–	–	1,081
Other	259	39	–	2	300
Total commitments	**$11,229**	**$39**	**$33**	**$102**	**$11,403**

Commitments to Extend Credit

The firm's commitments to extend credit are agreements to lend with fixed termination dates and depend on the satisfaction of all contractual conditions to borrowing. These commitments are presented net of amounts syndicated to third parties. The total commitment amount does not necessarily reflect actual future cash flows because the firm may syndicate all or substantial additional portions of these commitments. In addition, commitments can expire unused or be reduced or cancelled at the counterparty's request.

The firm accounts for commitments to extend credit at fair value.

Contingent and Forward Starting Resale and Securities Borrowing Agreements/Forward Starting Repurchase and Secured Lending Agreements

The firm enters into resale and securities borrowing agreements and repurchase and secured lending agreements that settle at a future date, generally within three business days. The firm also enters into commitments to provide contingent financing to its clients and counterparties through resale agreements. The firm's funding of these commitments depends on the satisfaction of all contractual conditions to the resale agreement and these commitments can expire unused.

Leases

The firm has a contractual obligation under a long-term noncancelable lease agreement, for office space, expiring in 2021. The agreement is subject to periodic escalation provisions for increases in real estate taxes and other charges. The table below presents future minimum rental payments, net of minimum sublease rentals.

$ in millions	As of December 2014
2015	$ 5
2016	4
2017	4
2018	1
Total	**$14**

Operating leases include office space held in excess of current requirements. The firm records a liability, based on the fair value of the remaining lease rentals reduced by any potential or existing sublease rentals, for leases where the firm has ceased using the space and management has concluded that the firm will not derive any future economic benefits. Costs to terminate a lease before the end of its term are recognized and measured at fair value on termination.

Contingencies

Legal Proceedings. See Note 20 for information about legal proceedings, including certain mortgage-related matters.

Guarantees

Derivative Guarantees. The firm enters into various derivatives that meet the definition of a guarantee under U.S. GAAP, including written equity and commodity put options, written currency contracts and interest rate caps, floors and swaptions. These derivatives are risk managed together with derivatives that do not meet the definition of a guarantee, and therefore the amounts in the table below do not reflect the firm's overall risk related to its derivative activities. Disclosures about derivatives are not required if they may be cash settled and the firm has no basis to conclude it is probable that the counterparties held the underlying instruments at inception of the contract. The firm has concluded that these conditions have been met for certain large, internationally active commercial and investment bank counterparties, central clearing counterparties and certain other counterparties. Accordingly, the firm has not included such contracts in the table below.

Derivatives are accounted for at fair value and therefore the carrying value is considered the best indication of payment/performance risk for individual contracts. However, the carrying values in the table below exclude the effect of counterparty and cash collateral netting.

The table below presents information about certain derivatives that meet the definition of a guarantee. The maximum payout in the table below is based on the notional amount of the contract and therefore does not represent anticipated losses. See Note 7 for information about credit derivatives that meet the definition of a guarantee which are not included below.

$ in millions	As of December 2014 Derivatives
Carrying Value of Net Liability	**$ 39**
Maximum Payout/Notional Amount by Period of Expiration	
2015	**618**
2016 - 2017	**1,007**
2018 - 2019	**382**
2020 - Thereafter	**146**
Total	**$2,153**

Indemnities and Guarantees of Service Providers. In the ordinary course of business, the firm indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the firm or its affiliates.

The firm may also be liable to some clients or other parties for losses arising from its custodial role or caused by acts or omissions of third-party service providers, including sub-custodians and third-party brokers. In certain cases, the firm has the right to seek indemnification from these third-party service providers for certain relevant losses incurred by the firm. In addition, the firm is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the firm to meet the obligations of such networks and exchanges in the event of member defaults and other loss scenarios.

In connection with its prime brokerage and clearing businesses, the firm agrees to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The firm's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the firm on behalf of the client. In connection with joint venture investments, the firm may issue loan guarantees under which it may be liable in the event of fraud, misappropriation, environmental liabilities and certain other matters involving the borrower.

The firm is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the firm will have to make any material payments under these arrangements, and no material liabilities related to these guarantees and indemnifications have been recognized in the consolidated statement of financial condition as of December 2014.

Other Representations, Warranties and Indemnifications. The firm provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The firm may also provide indemnifications protecting against changes in or adverse application of certain U.S. tax laws in connection with ordinary-course transactions such as securities issuances, borrowings or derivatives.

In addition, the firm may provide indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or an adverse application of certain non-U.S. tax laws.

These indemnifications generally are standard contractual terms and are entered into in the ordinary course of business. Generally, there are no stated or notional amounts included in these indemnifications, and the contingencies triggering the obligation to indemnify are not expected to occur. The firm is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the firm will have to make any material payments under these arrangements, and no material liabilities related to these arrangements have been recognized in the consolidated statement of financial condition as of December 2014.

Note 17.
Transactions with Related Parties

The firm enters into transactions with Group Inc. and affiliates in the normal course of business as part of market making and general operations.

Amounts payable to, and receivable from, such affiliates are reflected in the consolidated statement of financial condition as of December 31, 2014, as set forth below:

$ in millions	As of December 2014
Assets	
Collateralized agreements:	
Securities purchased under agreements to resell, at fair value	$15,682
Securities borrowed (includes $40,641 at fair value)	84,512
Receivables:	
Brokers, dealers and clearing organizations	7,849
Customers and counterparties	238
Financial instruments owned, at fair value [1]	3,630
Other assets	191
Liabilities	
Collateralized financings:	
Securities sold under agreements to repurchase, at fair value	$42,268
Securities loaned (includes $38,824 at fair value)	80,755
Other secured financings	33,375
Payables:	
Brokers, dealers and clearing organizations	1,659
Customers and counterparties	11,091
Financial instruments sold, but not yet purchased, at fair value [2]	1,011
Unsecured short-term borrowings	7,917
Unsecured long-term borrowings	6
Other liabilities and accrued expenses	3,780
Subordinated borrowings	18,500

1. The firm, from time to time, makes markets in debt issued by Group Inc. and certain affiliates. Included in "Financial instruments owned, at fair value" are $1.38 billion of such issuances and $2.25 billion of affiliate derivative contracts.
2. Consists of affiliate derivative contracts.

The firm recognized interest income and expense in connection with securities borrowed, securities loaned, securities purchased under agreements to resell, securities sold under agreements to repurchase, unsecured short and long term borrowings, other secured financings and subordinated borrowings from Group Inc.

The firm receives and provides operational and administrative support and management services to affiliates and allocates costs for the services provided.

The firm enters into various types of activities with affiliates and allocates revenues to, and receives revenues from, such affiliates for their participation.

The firm acts as the investment manager for numerous related party funds of Group Inc. and is entitled to receive management fees and, in certain cases, advisory fees from these funds.

The firm acts as underwriter for certain debt issuances of related parties.

Note 18.
Income Taxes

Provision for Income Taxes

Effective November 29, 2003, GS&Co. elected to be taxed as a corporation for U.S. federal income tax purposes. As a corporation, for tax purposes, the firm is subject to U.S. federal and various state and local income taxes on its earnings. The firm is also subject to taxes in foreign jurisdictions on certain of its operations. The firm is included with Group Inc. and subsidiaries in the consolidated corporate federal tax return as well as consolidated/combined state and local tax returns. The firm computes its tax liability on a modified separate company basis and settles such liability with Group Inc. pursuant to the tax sharing agreement. To the extent the firm generates tax benefits from losses it will be reimbursed by Group Inc. pursuant to the tax sharing agreement. The firm's state and local tax liabilities are allocated to reflect its share of the consolidated/combined state and local income tax liability.

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. As of December 2014, the firm did not record a valuation allowance to reduce deferred tax assets. Tax assets and liabilities are presented as a component of "Other assets" and "Other liabilities and accrued expenses," respectively.

The table below presents the significant components of deferred tax assets and liabilities.

$ in millions	As of December 2014
Deferred tax assets	
Compensation and benefits	$1,376
Reserves	288
Occupancy-related	69
Other, net	21
Total deferred tax assets	**$1,754**
Deferred tax liabilities	
Unrealized gains	$ 86
Depreciation and amortization	292
Other, net	4
Total deferred tax liabilities	**$ 382**

Unrecognized Tax Benefits

The firm recognizes tax positions in the consolidated statement of financial condition only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the consolidated statement of financial condition. As of December 2014, the firm recorded a liability of $25 million related to uncertainty in income taxes. In addition, the accrued liability for interest expense related to income tax matters was $14 million as of December 2014.

Regulatory Tax Examinations

The firm is subject to examination by the U.S. Internal Revenue Service (IRS) and other taxing authorities in jurisdictions where the firm has significant business operations, such as New York State and City. The tax years under examination vary by jurisdiction.

The U.S. federal examinations of fiscal 2008 through calendar 2010 were finalized, but the settlement is subject to review by the Joint Committee of Taxation. The examinations of 2011 and 2012 began in 2013. New York State and City examinations of fiscal 2004 through 2006 were finalized during 2014. The examinations of fiscal 2007 through 2010 began in 2013. All years including and subsequent to 2007 for New York State and City and for all other significant states remain open to examination by the taxing authorities. The firm believes that the liability for unrecognized tax benefits it has established is adequate in relation to the potential for additional assessments.

In January 2013, Group Inc. was accepted into the Compliance Assurance Process program by the IRS. This program allows Group Inc. to work with the IRS to identify and resolve potential U.S. federal tax issues before the filing of tax returns. The 2013 tax year is the first year that was examined under the program, and remains subject to post-filing review. Group Inc. was also accepted into the program for the 2014 and 2015 tax years.

Note 19.
Credit Concentrations

Credit concentrations may arise from market making, client facilitation, investing, underwriting, lending and collateralized transactions and may be impacted by changes in economic, industry or political factors. The firm seeks to mitigate credit risk by actively monitoring exposures and obtaining collateral from counterparties as deemed appropriate.

While the firm's activities expose it to many different industries and counterparties, the firm routinely executes a high volume of transactions with asset managers, investment funds, commercial banks, brokers and dealers, clearing houses and exchanges, which results in significant credit concentrations.

In the ordinary course of business, the firm may also be subject to a concentration of credit risk to a particular counterparty, borrower or issuer, including sovereign issuers, or to a particular clearing house or exchange.

The table below presents the credit concentrations in cash instruments held by the firm.

$ in millions	As of December 2014
U.S. government and federal agency obligations [1]	$57,880
% of total assets	12.13%

1. Substantially all included in "Financial instruments owned, at fair value" and "Cash and securities segregated for regulatory and other purposes."

As of December 2014, the firm did not have credit exposure to any other counterparty that exceeded 2% of total assets.

To reduce credit exposures, the firm may enter into agreements with counterparties that permit the firm to offset receivables and payables with such counterparties and/or enable the firm to obtain collateral on an upfront or contingent basis. Collateral obtained by the firm related to derivative assets is principally cash and is held by the firm or a third-party custodian. Collateral obtained by the firm related to resale agreements and securities borrowed transactions is primarily U.S. government and federal agency obligations and non-U.S. government and agency obligations. See Note 9 for further information about collateralized agreements and financings.

The table below presents U.S. government and federal agency obligations, and non-U.S. government and agency obligations, that collateralize resale agreements and securities borrowed transactions (including those in "Cash and securities segregated for regulatory and other purposes"). Because the firm's primary credit exposure on such transactions is to the counterparty to the transaction, the firm would be exposed to the collateral issuer only in the event of counterparty default.

$ in millions	As of December 2014
U.S. government and federal agency obligations	$88,680
Non-U.S. government and agency obligations [1]	21,561

1. Principally consists of securities issued by the governments of France and the United Kingdom.

Note 20.
Legal Proceedings

The firm is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the firm's businesses. Many of these proceedings are in early stages, and many of these cases seek an indeterminate amount of damages.

Under ASC 450, an event is "reasonably possible" if "the chance of the future event or events occurring is more than remote but less than likely" and an event is "remote" if "the chance of the future event or events occurring is slight." Thus, references to the upper end of the range of reasonably possible loss for cases in which the firm is able to estimate a range of reasonably possible loss mean the upper end of the range of loss for cases for which the firm believes the risk of loss is more than slight.

These proceedings include, but are not limited to, the firm's role in certain underwriting activities, research matters, treasury matters, mutual fund and securities-related actions.

With respect to matters for which management has been able to estimate a range of reasonably possible loss where (i) actual or potential plaintiffs have claimed an amount of money damages, (ii) the firm is being, or threatened to be, sued by purchasers in an underwriting and is not being indemnified by a party that the firm believes will pay any judgment, or (iii) the purchasers are demanding that the firm repurchase securities, management has estimated the upper end of the range of reasonably possible loss as being equal to (a) in the case of (i), the amount of money damages claimed, (b) in the case of (ii), the difference between the initial sales price of the securities that the firm sold in such underwriting and the estimated lowest subsequent price of such securities and (c) in the case of (iii), the price that purchasers paid for the securities less the estimated value, if any, as of December 2014 of the relevant securities, in each of cases (i), (ii) and (iii), taking into account any factors believed to be relevant to the particular matter or matters of that type. As of the date hereof, the firm has estimated the upper end of the range of reasonably possible aggregate loss for such matters where management has been able to estimate a range of reasonably possible aggregate loss to be approximately $3.0 billion in excess of the aggregate reserves for such matters. Because more than one Group Inc. subsidiary may be named in a particular proceeding and Group Inc. has attributed the upper end of the range of reasonably possible loss to each named Group Inc. subsidiary for such proceeding, the sum of the upper end of the range of reasonably possible loss amounts for all Group Inc. subsidiaries exceeds the upper end of the range of the consolidated reasonably possible loss reported by Group Inc. in its financial statements. Although each named subsidiary is attributed the upper end of the range of reasonably possible loss for a proceeding, Group Inc. generally attributes reserves for a particular proceeding to only one subsidiary based on Group Inc.'s evaluation of the proceeding.

Management is generally unable to estimate a range of reasonably possible loss for matters other than those included in the estimate above, including where (i) actual or potential plaintiffs have not claimed an amount of money damages, except in those instances where management can otherwise determine an appropriate amount, (ii) matters are in early stages, (iii) matters relate to regulatory investigations or reviews, except in those instances where management can otherwise determine an appropriate amount, (iv) there is uncertainty as to the likelihood of a class being certified or the ultimate size of the class, (v) there is uncertainty as to the outcome of pending appeals or motions, (vi) there are significant factual issues to be resolved, and/or (vii) there are novel legal issues presented. For example, the firm's potential liability with respect to future mortgage-related "put-back" claims and any future claims arising from the ongoing investigations by members of the Residential Mortgage-Backed Securities Working Group of the U.S. Financial Fraud Enforcement Task Force (RMBS Working Group) may ultimately result in a significant increase in the firm's liabilities for mortgage-related matters, but is not included in management's estimate of reasonably possible loss. As another example, the firm's potential liabilities with respect to regulatory investigations and reviews also generally are not included in management's estimate of reasonably possible loss. However, management does not believe, based on currently available information, that the outcomes of such other matters will have a material adverse effect on the firm's financial condition, though the outcomes could be material to the firm's operating results for any particular period, depending, in part, upon the operating results for such period.

In December 2014, as part of the RMBS Working Group investigation, the firm received a letter from the U.S. Attorney for the Eastern District of California stating in connection with potentially bringing a civil action that it had preliminarily concluded that the firm had violated federal law in connection with its underwriting, securitization and sale of residential mortgage-backed securities and offering the firm an opportunity to respond.

Note 21.
Employee Benefit Plans

The firm's employees participate in various Group Inc. sponsored pension plans and certain other postretirement benefit plans, primarily healthcare and life insurance. Group Inc. also provides certain benefits to former or inactive employees prior to retirement. The cost of these plans are allocated to the firm by Group Inc.

Defined Benefit Pension Plans and Postretirement Plans

Group Inc. also maintains a defined benefit pension plan for substantially all U.S. employees hired prior to November 1, 2003. As of November 2004, this plan was closed to new participants and frozen such that existing participants would not accrue any additional benefits. In addition, the firm maintains unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees and their dependents covered under these programs. These plans do not have a material impact on the firm's consolidated results of operations.

Defined Contribution Plans

The firm contributes to Group Inc.'s employer-sponsored U.S. defined contribution plan. The firm's contribution to this plan was $75 million for 2014.

Note 22.
Employee Incentive Plans

The cost of employee services received in exchange for a shared-based award is generally measured based on the grant-date fair value of the award. Shared-based awards that do not require future service (i.e., vested awards, including awards granted to retirement-eligible employees) are expensed immediately. Shared-based awards that require future service are amortized over the relevant service period. Expected forfeitures are included in determining share-based employee compensation expense. GS&Co. pays cash dividend equivalents on outstanding restricted stock units (RSUs).

Stock Incentive Plan

Group Inc. sponsors a stock incentive plan, The Goldman Sachs Amended and Restated Stock Incentive Plan (2013) (2013 SIP), which provides for grants of RSUs, restricted stock, dividend equivalent rights, incentive stock options, nonqualified stock options, stock appreciation rights and other share-based awards, each of which may be subject to performance conditions. On May 23, 2013, shareholders approved the 2013 SIP, effective for grants on or after the date of approval.

Restricted Stock Units

Group Inc. grants RSUs to employees under the 2013 SIP which are valued based on the closing price of the underlying shares on the date of grant after taking into account a liquidity discount for any applicable post-vesting transfer restrictions. RSUs generally vest and underlying shares of common stock deliver as outlined in the applicable RSU agreements. Employee RSU agreements generally provide that vesting is accelerated in certain circumstances, such as on retirement, death, disability and conflicted employment.

The subsequent amortization of the cost of these RSUs is allocated to the firm by Group Inc. Delivery of the underlying shares of common stock is conditioned on the grantees satisfying certain vesting and other requirements outlined in the award agreements.

The table below presents the activity related to RSUs.

	Restricted Stock Units Outstanding		Weighted Average Grant-Date Fair Value of Restricted Stock Units Outstanding	
	Future Service Required	No Future Service Required	Future Service Required	No Future Service Required
Outstanding, December 2013	3,986,879	10,016,820	$ 119.42	$ 117.25
Granted [1,2]	2,408,632	4,600,879	155.26	148.84
Forfeited	(360,830)	(50,820)	130.37	136.22
Delivered	–	(6,698,265)	–	119.60
Vested [2]	(2,770,310)	2,770,310	120.00	120.00
Transfers	(52,224)	(9,970)	136.02	133.53
Outstanding, December 2014	**3,212,147**	**10,628,954**	**144.48**	**130.03**

1. The weighted average grant-date fair value of RSUs granted during 2014 was $151.04. The fair value of RSUs granted during 2014 includes a liquidity discount of 14.29% to reflect post-vesting transfer restrictions of up to 4 years.
2. The aggregate fair value of awards vested during 2014 was $1.15 billion.

Stock Options

Stock options generally vest as outlined in the applicable stock option agreement. No options have been granted since 2008. In general, options expire on the tenth anniversary of the grant date, although they may be subject to earlier termination or cancellation under certain circumstances in accordance with the terms of the applicable stock option agreement and the SIP in effect at the time of grant.

The table below presents the activity related to stock options.

	Options Outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value *(in millions)*	Weighted Average Remaining Life *(years)*
Outstanding, December 2013	17,050,273	$ 79.47	$ 1,668	4.97
Exercised	(11,470,153)	79.21		
Outstanding, December 2014	**5,580,120**	**80.00**	**635**	**3.96**
Exercisable, December 2014	**5,580,120**	**80.00**	**635**	**3.96**

The total intrinsic value of options exercised during 2014 was $1.04 billion.

The table below presents options outstanding.

Exercise Price	**Options Outstanding**	**Weighted Average Exercise Price**	**Weighted Average Remaining Life *(years)***
$ 75.00 - $ 89.99	**5,488,808**	**$ 78.78**	**4.00**
90.00 - 119.99	–	–	–
120.00 - 134.99	**64,073**	**131.64**	**0.92**
135.00 - 194.99	–	–	–
195.00 - 209.99	**27,239**	**203.52**	**2.77**
Outstanding, December 2014	**5,580,120**	**80.00**	**3.96**

Note 23.

Net Capital Requirements

GS&Co. is a registered U.S. broker-dealer and futures commission merchant subject to Rule 15c3-1 of the SEC and Rule 1.17 of the U.S. Commodity Futures Trading Commission (CFTC), which specify uniform minimum net capital requirements, as defined, for their registrants, and also effectively require that a significant part of the registrants' assets be kept in relatively liquid form. GS&Co. has elected to compute its minimum capital requirements in accordance with the "Alternative Net Capital Requirement" as permitted by Rule 15c3-1.

As of December 2014, GS&Co. has regulatory net capital, as defined by Rule 15c3-1, of $14.83 billion, which exceeded the amount required by $12.46 billion. Certain other subsidiaries of GS&Co. are also subject to capital adequacy requirements promulgated by authorities of the countries in which they operate. As of December 2014, these subsidiaries were in compliance with their local capital adequacy requirements.

In addition to its alternative minimum net capital requirements, GS&Co. is also required to hold tentative net capital in excess of $1 billion and net capital in excess of $500 million in accordance with the market and credit risk standards of Appendix E of Rule 15c3-1. GS&Co. is also required to notify the SEC in the event that its tentative net capital is less than $5 billion. As of December 2014, GS&Co. had tentative net capital and net capital in excess of both the minimum and the notification requirements.

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions that require the registration of all swap dealers, major swap participants, security-based swap dealers and major security-based swap participants. In December 2012, GS&Co. registered as a "swap dealer" under the CFTC rules. GS&Co. will be subject to regulatory capital requirements once the rules are finalized by the CFTC and SEC.

Note 24.

Subsequent Events

Management has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition and through February 23, 2015, and determined that there were no material events or transactions that would require recognition or disclosure in this statement of financial condition.

Supplemental Financial Information Pursuant to Regulation 1.10

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES
As of December 31, 2014
(in millions)

SEGREGATION REQUIREMENTS (Section 4d(2) of the CEAct)		
1. Net ledger balance		
A. Cash		$ 14,447
B. Securities (at market)		9,398
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		(3,263)
3. Exchange traded options		
A. Add market value of open option contracts purchased on a contract market		2,197
B. Deduct market value of open option contracts granted (sold) on a contract market		(2,499)
4. Net equity (deficit) (add lines 1, 2 and 3)		$ 20,280
5. Accounts liquidating to a deficit and accounts with debit balances – gross amount	1,190	
Less: amount offset by customer owned securities	(1,184)	6
6. Amount required to be segregated (add lines 4 and 5)		$ 20,286
FUNDS IN SEGREGATED ACCOUNTS		
7. Deposited in segregated funds bank accounts		
A. Cash		135
B. Securities representing investments of customers' funds (at market)		–
C. Securities held for particular customers or option customers in lieu of cash (at market)		1,876
8. Margins on deposit with derivatives clearing organizations of contract markets		
A. Cash		230
B. Securities representing investments of customers' funds (at market)		12,517
C. Securities held for particular customers or option customers in lieu of cash (at market)		7,522

Supplemental Financial Information Pursuant to Regulation 1.10

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES (Continued)

As of December 31, 2014
(in millions)

FUNDS IN SEGREGATED ACCOUNTS (continued)	
9. Net settlement from (to) derivatives clearing organizations of contract markets	**(856)**
10. Exchange traded options	
A. Value of open long option contracts	**2,197**
B. Value of open short option contracts	**(2,499)**
11. Net equities with other FCMs	
A. Net liquidating equity	**2**
B. Securities representing investments of customers' funds (at market)	**–**
C. Securities held for particular customers or option customers in lieu of cash (at market)	**–**
12. Segregated funds on hand	**–**
13. Total amount in segregation (add lines 7 through 12)	**21,124**
14. Excess (deficiency) funds in segregation (subtract line 6 from line 13)	**$ 838**
15. Management Target Amount For Excess funds in segregation	**$ 475**
16. Excess (deficiency) funds in segregation over (under) Management Target Amount Excess	**$ 363**

There are no material differences between the computations shown in the supplemental schedules as presented in this report and the corresponding computations prepared by GS&Co. in its December 31, 2014, unaudited Part II FOCUS Report, as amended and filed on February 20, 2015. A Material Difference for this purpose is calculated using the definition contained in CFTC Regulation 1.17.

Supplemental Financial Information Pursuant to Regulation 1.10

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' DEALER OPTIONS ACCOUNTS

STATEMENT IS NOT APPLICABLE